EXHIBIT 99.B TO FORM 10-K
                                      OF
                           PETER KIEWIT SONS', INC.
                                      FOR
                      FISCAL YEAR ENDED DECEMBER 28, 1996









                    FINANCIAL STATEMENTS AND OTHER INFORMATION
                                       OF
                             KIEWIT DIVERSIFIED GROUP
                                      FOR
                         FISCAL YEAR ENDED DECEMBER 28, 1996






                                TABLE OF CONTENTS

                                                                        Page

Business Description......................................................1

Market for Common Equity and Related Stockholder Matters.................

Selected Financial Data..................................................

Management's Discussion and Analysis of Financial Condition and Results of
Operations...............................................................

Financial Statements and Supplementary Data..............................


                         KIEWIT DIVERSIFIED GROUP


     Kiewit Diversified Group Inc. ("KDG") is engaged in the coal mining, energy generation and distribution, telecommunications, and other businesses. KDG is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). KDG is a Delaware corporation formed in 1985. PKS is a Delaware corporation formed in 1941. Both have principal offices in Omaha, Nebraska. PKS has two principal classes of common stock, Class C Construction & Mining Group stock and Class D Diversified Group stock. The value of each class is linked to the separate operations of each Group, under terms of the PKS' charter (see "Market for Common Equity and Related Stockholder Matters" below). All Class C shares and most Class D shares are owned by current employees of PKS; almost all of the remaining Class D shares are owned by former employees and family members.

   PKS entered the coal mining business in 1943. In 1988, KDG started a telecommunications business, MFS Communications Company, Inc. ("MFS"). During its development stage, KDG furnished most of MFS' capital. MFS had its initial public offering in 1993. In 1995, PKS distributed to its Class D stockholders all its shares of MFS (which merged into WorldCom Inc. at the end of 1996). In 1993, KDG purchased a controlling interest in C-TEC Corporation, a publicly traded telecommunications company. KDG currently owns 62% of the voting stock, but only 48% of the common stock of C-TEC (which has two classes of common stock, one with multiple votes per share). In 1991, KDG began purchasing shares of the publicly traded CalEnergy Company, Inc. ("CalEnergy") and now owns 30% of
its voting stock.   Both C-TEC and CalEnergy are publicly traded
companies and more detailed information about each of them is
contained in their separate Forms 10-K.  The   description in this
Exhibit 99.B of the CalEnergy and C-TEC businesses is a condensed version of the more complete business descriptions in their respective Forms 10-K.

   KDG reports financial information about three business segments: coal mining, energy generation and distribution, and telecommunications. Additional financial information about these segments, including revenue, operating earnings, equity earnings, identifiable assets, capital expenditures and depreciation, depletion and amortization, as well as foreign operations information, is contained in Note 3 to the KDG's consolidated financial statements.



                              COAL MINING

     KDG is engaged in coal mining through its subsidiary, KCP. KCP has a 50% interest in three mines, which are operated by KCP. Decker Coal Company ("Decker") is a joint venture with Western Minerals, Inc., a subsidiary of The RTZ Corporation PLC. Black Butte Coal Company ("Black Butte") is a joint venture with Bitter Creek Coal Company, a subsidiary of Union Pacific Resources Group Inc. Walnut Creek Mining Company ("Walnut Creek") is a general partnership with Phillips Coal Company, a subsidiary of Phillips Petroleum Company. The Decker Mine is located in southeastern Montana, the Black Butte Mine is in southwestern Wyoming, and the Walnut Creek Mine is in east-central Texas.

     Production and Distribution.   The coal mines use the surface
mining method. During surface mining operations, topsoil is removed and stored for later use in land reclamation. After removal of topsoil, overburden in varying thicknesses is stripped from above coal seams. Stripping operations are usually conducted by means of large, earth-moving machines called draglines, or by fleets of trucks, scrapers and power shovels. The exposed coal is fractured by blasting and is loaded into haul trucks or onto overland conveyors for transportation to processing and loading facilities. Coal delivered by rail from Decker originates on the Burlington Northern Railroad. Coal delivered by rail from Black Butte originates on the Union Pacific Railroad. Coal is also hauled by trucks from Black Butte to the nearby Jim Bridger Power Plant. Coal is delivered by trucks from Walnut Creek to the adjacent facilities of the Texas-New Mexico Power Company.

     Customers.   The coal is sold primarily to electric utilities,
which burn coal in order to produce steam to generate electricity. Approximately 92% of sales are made under long-term contracts, and the remainder are made on the spot market. Approximately 80%, 80%, and 71% of KCP's revenues in 1996, 1995, and 1994, respectively, were derived from long-term contracts with Commonwealth Edison Company (with Decker and Black Butte) and The Detroit Edison Company (with Decker). The primary customer of Walnut Creek is the Texas-New Mexico Power Company.

     Contracts.   Customers enter into long-term contracts for coal
primarily to secure a reliable source of supply at a predictable price. KCP's major long-term contracts have remaining terms ranging from 1 to 31 years. A majority of KCP's long-term contracts provide for periodic price adjustments. The price is typically adjusted through the use of various indices for items such as materials, supplies, and labor. Other portions of the price are adjusted for changes in production taxes, royalties, and changes in cost due to new legislation or regulation, and in most cases, such cost items are directly passed through to the customer as incurred. In most cases the price is also adjusted based on the heating content of the coal.

     Decker has a sales contract with Detroit Edison Company which provides for the delivery of a minimum of 42 million tons of low sulphur coal during the period 1997 through 2005, with annual shipments ranging from 5.2 million tons in 1997 to 1.7 million tons in 2005.

     KCP and its mining ventures have entered into various agreements with Commonwealth Edison Company ("Commonwealth") which stipulate delivery and payment terms for the sale of coal. The agreements as amended provide for delivery of 100 million tons during the period 1997 through 2014, with annual shipments ranging from 1.8 million tons to 13.1 million tons. These deliveries include 20 million tons of coal reserves previously sold to Commonwealth. Since 1993, the amended contract between Commonwealth and Black Butte provides that Commonwealth's delivery commitments will be satisfied, not with coal produced from the Black Butte mine, but with coal purchased from three unaffiliated mines in the Powder River Basin of Wyoming. The contract amendment allows Black Butte to purchase alternate source coal at a price below its production costs, and to pass the cost savings through to Commonwealth while maintaining the profit margins available under the original contract.

     The contract between Walnut Creek and Texas-New Mexico Power Company provides for delivery of between 42 and 90 million tons of coal during the period 1989 through 2027. The actual tons provided will depend on the number of power units constructed and operated by TNP. The maximum amount KCP is expecting to ship in any one year is between 1.6 and 3.2 million tons.

     KCP also has other sales commitments, including those with Sierra Pacific, Idaho Power, Solvay Minerals, Pacific Power &
Light, Minnesota Power, and Mississippi Power, that provide for the delivery of approximately 18 million tons through 2005.

     Coal Production.   Coal production began at the Decker, Black
Butte, and Walnut Creek mines in 1972, 1979, and 1989, respectively. KCP's share of coal mined in 1996 at the Decker, Black Butte, and Walnut Creek mines was 5.5, 0.9, and 1.0 million tons, respectively.

     Revenue.  KCP's total revenue in 1996 was $234 million.
Revenue attributable to the Decker, Black Butte, and Walnut Creek entities was $113 million, $101 million, and $18 million, respectively.

     Under a 1992 mine management agreement, KCP pays a KCG subsidiary and annual fee equal to 30% of KCP's adjusted operating income. The fee in 1996 was $37 million.

     Backlog.   At the end of 1996, the backlog of coal to be sold
under KCP's long-term contracts was approximately $1.6 billion, based on December 1996 market prices. Of this amount, $206 million is expected to be sold in 1997.

     Reserves.   At the end of 1996, KCP's share of assigned coal
reserves at Decker, Black Butte, and Walnut Creek was 118, 40, and 32 million tons, respectively. Of these amounts, KCP's share of the committed reserves of Decker, Black Butte, and Walnut Creek was 51.9, 3.6, and 23.8 million tons, respectively. Assigned reserves represent coal which can be mined using KCP's current mining practices. Committed reserves (excluding alternate source coal) represent KCP's maximum contractual amounts. These coal reserve estimates represent total proved and probable reserves.

     Leases.   The coal reserves and deposits of the mines are held
pursuant to leases with the federal government through the Bureau of Land Management, with two state governments (Montana and Wyoming), and with numerous private parties.

     Competition.   The coal industry is highly competitive.  KCP
competes not only with other domestic and foreign coal suppliers, some of whom are larger and have greater capital resources than KCP, but also with alternative methods of generating electricity and alternative energy sources. In 1995, KCP's production represented 1.4% of total U.S. coal production. Demand for KCP's coal is affected by economic, political and regulatory factors.
For example, recent "clean air" laws may stimulate demand for low sulphur coal. KCP's western coal reserves generally have a low sulphur content (less than one percent) and are currently useful principally as fuel for coal-fired steam-electric generating units.

     KCP's sales of its western coal, like sales by other western coal producers, typically provide for delivery to customers at the mine. A significant portion of the customer's delivered cost of coal is attributable to transportation costs. Most of the coal sold from KCP's western mines is currently shipped by rail to utilities outside Montana and Wyoming. The Decker and Black Butte mines are each served by a single railroad. Many of their western coal competitors are served by two railroads and such competitors' customers often benefit from lower transportation costs because of competition between railroads for coal hauling business. Other western coal producers, particularly those in the Powder River Basin of Wyoming, have lower stripping ratios (i.e. the amount of overburden that must be removed in proportion to the amount of minable coal) than the Black Butte and Decker mines, often resulting in lower comparative costs of production. As a result, KCP's production costs per ton of coal at the Black Butte and Decker mines can be as much as four and five times greater than production costs of certain competitors. KCP's production cost disadvantage has contributed to its agreement to amend its long-term contract with Commonwealth Edison Company to provide for delivery of coal from alternate source mines rather than from Black Butte. Because of these cost disadvantages, KCP does not expect that it will be able to enter into long-term coal purchase contracts for Black Butte and Decker production as the current long-term contracts expire. In addition, these cost disadvantages may adversely affect KCP's ability to compete for spot sales in the future.

     Environmental Regulation.   The Company is required to comply
with various federal, state and local laws and regulations concerning protection of the environment. KCP's share of land reclamation expenses in 1996 was $5 million. KCP's share of accrued estimated reclamation costs was $99 million at the end of 1996. The Company does not expect to make significant capital expenditures for environmental compliance in 1997. The Company believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors in the mining industry are similarly affected by such laws.



                         CALENERGY COMPANY, INC.

     CalEnergy develops, owns, and operates electric power production facilities, particularly those using geothermal resources, in the United States, the Philippines, and Indonesia.
In December 1996, CalEnergy and KDG acquired Northern Electric plc, an English electric utility company. CalEnergy is a Delaware corporation formed in 1971 and has its headquarters in Omaha, Nebraska. CalEnergy common stock is traded on the New York, Pacific, and London Stock Exchanges. In 1996, CalEnergy had revenue of $576 million and net income of $92 million. At the end of 1996, CalEnergy had total assets of $5.7 billion, debt of $3.0 billion, and stockholders' equity of $881 million.

     Kiewit's Share. At the end of 1996, KDG owned approximately 30% of the common stock of CalEnergy. Under generally accepted accounting principles, an investor owning between 20% and 50% of a company's equity, generally uses the equity method. Under the equity method, KDG reports its proportionate share of CalEnergy's earnings, even though it has received no dividends from CalEnergy. KDG keeps track of the carrying value of its CalEnergy investment. "Carrying value" is the purchase price of the investment, plus the investor's proportionate share of the investee's earnings, less the amortized portion of goodwill, less any dividends paid. KDG purchased most of its CalEnergy shares at a premium over the book value of CalEnergy's underlying net assets. This premium will be amortized over a period of 20 years. The current carrying value of KDG's CalEnergy shares is $292 million. KDG owns 19.2 million CalEnergy common shares, which had a market value of $644 million, based on the 1996 year-end price of $33.50 per share on the New York Stock Exchange.

     During 1996, KDG converted $66 million of CalEnergy debentures into 3.6 million CalEnergy shares and purchased 4.8 million shares for $53 million (by exercising 1.5 million options at $9 per share and 3.3 million options at $12 per share). KDG retains one million options to purchase CalEnergy stock at $11.625 per share. These options expire in 2001.

     Acquisitions. In the last two years, CalEnergy has made three significant acquisitions, in addition to the recent $1.3 billion acquisition of Northern Electric plc (described below). In January 1995, CalEnergy acquired Magma Power Company ("Magma"), a publicly-traded United States independent power producer, for approximately $958 million. The Magma acquisition, combined with CalEnergy's previously existing assets, made CalEnergy the largest independent geothermal power producer in the world today (based on CalEnergy's estimate of electric generating capacity in operation and under construction). In April 1996, CalEnergy completed the buy-out for approximately $70 million of its partner's interests in four electric generating plants in Southern California. In August 1996, CalEnergy acquired Falcon Seaboard Resources, Inc. for approximately $226 million, thereby acquiring significant ownership in three natural gas-fired electric cogeneration facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

     Power Generation Projects. Power generation facilities are measured in terms of megawatts (MW) of net electric generating capacity. Most of CalEnergy's facilities are co-owned and CalEnergy's fractional ownership interest can be expressed in terms of MWs. CalEnergy has projects in three stages: operational (and managed by CalEnergy), under construction (and financed), and developmental (with executed and awarded power sales contracts). CalEnergy owns (I) 1,309 MW in 20 operating facilities with 3,201 MW of capacity, (ii) 314 MW in 5 projects under construction, with 564 MW of capacity, and (iii) 573 MW in 6 development stage projects, with 1,260 MW of capacity. KDG has a separate ownership interest in some of the international projects. KDG owns (i) 87 MW in the projects in operation, (ii) 159 MW in the projects under construction, and (iii) 458 MW in the Indonesian development stage projects.

     Operations -- U.S. Geothermal Plants. Most of CalEnergy's operating revenues come from geothermal power plants in Southern California, three in the Coso area and eight in the Imperial Valley. CalEnergy has ownership interests of 46%, 48%, and 50% in the three Coso plants. Following the 1996 acquisition of the remaining 50% interests in four Imperial Valley projects for $70 million, CalEnergy is now the full owner of the eight Imperial Valley projects. Operations of the Salton Sea Unit IV in the Imperial Valley began in 1996, following completion of construction.

     These twelve geothermal plants have certain common features. CalEnergy is the operator of each plant. Each plant has a long-term contract to supply electric power to Southern California Edison Company ("Edison"). The agreements provide for both capacity payments and energy payments for a term of between 20 and 30 years. During the first ten years, energy payments are based on a pre-set schedule. Thereafter, while the basis for the capacity payment remains the same, the required energy is Edison's then-current published "avoided cost of energy" as determined by the California Public Utility Commission. The initial ten-year periods expire beginning in 1996 for the first plant and in 2000 for the last plant. CalEnergy cannot predict the likely level of Edison's avoided cost of energy prices at the expiration of the fixed-price periods, but it is currently substantially below the current energy prices under CalEnergy's contracts. For 1996, the time period-weighted average of Edison's avoided cost of energy was 2.5 cents per kWh, compared to CalEnergy's comparable selling price for energy of 11.3 cents per kWh. Thus, the revenue generated by each of CalEnergy's facilities is likely to decline significantly after the expiration of the fixed-price period.

     CalEnergy also owns and operates two geothermal operating plants, one each in Utah and Nevada.

     Operations -- U.S. Gas-Fired Plants. In August 1996 CalEnergy completed the acquisition of Falcon Seaboard Resources, Inc., including its ownership interest in three operating gas-fired cogeneration plants located in New York, Texas and Pennsylvania and a related natural gas pipeline, also located in New York, for a cash purchase price of $226 million. The three cogeneration facilities total 520 MW in capacity and sell power under long-term power purchase agreements. CalEnergy also owns and operates a 50 MW gas-fired cogeneration facility in Yuma, Arizona.

     Operations -- Philippines Geothermal.

            Upper Mahiao.

     Construction of the Upper Mahiao Project was completed in June 1996. The project operating company is receiving full capacity payments under the "take or pay" provisions of the contract pending completion by the national power company of a full transmission line. The plant is presently delivering up to 40 MW over interim transmission lines.

     In 1994, construction began on the Upper Mahiao Project, a 119 gross MW geothermal project on the Philippine island of Leyte. The project was built by and is owned and operated by CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), a Philippine corporation owned by CalEnergy. The project will sell 100% of its capacity on a "take-or-pay" basis to PNOC-Energy Development Corporation ("PNOC"), which will in turn sell the power to the National Power Corporation of the Philippines ("NPC"), for distribution to the island of Cebu, located 40 miles west of Leyte. NPC is the government-owned and controlled corporation that is the primary supplier of electricity in the Philippines. The project was started by Magma, prior to its acquisition by CalEnergy. KDG has no separate ownership interest in this project and KCG was not involved in construction.

     The total project cost was $218 million. A consortium of international banks provided approximately $162 million in project-financed construction loans, supported by political risk insurance from the Export-Import Bank of the United States ("Ex-Im Bank"). The construction loan is expected to be converted to a term loan promptly after NPC completes the full capacity transmission line, which is expected to occur in 1997. The largest portion of the term loan for the project will also be provided by Ex-Im Bank. CalEnergy's equity contribution to the project is $56 million. Subject to the pledge of the project company's stock to the lenders, CalEnergy has arranged for political risk insurance of its equity investment through Overseas Private Investment Corporation ("OPIC"). The financing is collateralized by all the assets of the project.

     Under the terms of an energy conversion agreement (the "ECA"), executed in September 1993, CE Cebu will own and operate the project for ten years, after which the facility will be transferred to PNOC at no cost. The project is located on land provided by PNOC at no cost. CE Cebu will take geothermal steam and fluid, also provided by PNOC at no cost, and convert its thermal energy into electrical energy to be sold to PNOC on a "take-or-pay" basis. Specifically, PNOC will be obligated to pay for the electric capacity, even if PNOC is unable to accept delivery of the electricity. PNOC will pay to CE Cebu a capacity fee (which, at the plant's design capacity, is approximately 95% of total contract revenues) and an energy fee based on the electricity actually delivered to PNOC (approximately 5% of total contract revenues). The capacity fee serves to recover the capital costs of the project, to recover fixed operating costs, and to cover return on investment. The energy fee is designed to cover all variable operating and maintenance costs of the power plant. Payments under the ECA will be denominated in U.S. dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the energy fee, which will be used to pay Philippine peso-denominated expenses. Significant portions of the fees will be indexed to U.S. and Philippine inflation rates.
PNOC's obligations are supported by the Philippine government through a performance undertaking.


               Malitbog.

     In 1994, CalEnergy started construction of the Malitbog Project, a 216 net MW geothermal project consisting of three 72 net MW units, located on the island of Leyte. The project is being built, and will be owned and operated by Visayas Geothermal Power Company ("VGPC"), which is wholly owned by CalEnergy. Unit I of the Malitbog facility was "deemed complete" by PNOC in July 1996, meaning that construction of the first 72 net MW unit was completed on time but the required transmission line was not completed and provided to VGPC. During deemed completion, PNOC is required to pay, and in fact has been paying, capacity fees under the "take or pay" provisions of the contract. VGPC is selling 100% of its capacity on substantially the same basis as described above for the Upper Mahiao Project to PNOC, which will in turn sell the power to NPC. This project was started by Magma, prior to its acquisition by CalEnergy. KDG has no separate ownership interest in this project and KCG has not participated in construction.

     The Malitbog Project has a total project cost of approximately $280 million, including interest during construction and project contingency costs. A consortium of international banks and OPIC have provided a total of $210 million of construction and term loan facilities, the $135 million international bank portion of which is supported by political risk insurance from OPIC. CalEnergy's equity contribution to VGPC was $70 million. CalEnergy's equity participation is covered by political risk insurance from OPIC.

     Units II and III of the Malitbog Project are being constructed by Sumitomo Corporation, of Japan, pursuant to a fixed-price, date-certain, turnkey supply and construction contract. Commercial operation of Units II and III are scheduled to commence in July 1997. The Malitbog ECA is similar to the Upper Mahiao ECA described above. All facilities (Units I, II, and III) will be transferred to PNOC ten years after commercial operations begin on Unit III.

     Operations -- England.  See discussion under heading
"International Energy -- Northern Electric Acquisition" below.

     Construction -- Philippines and Indonesia. See discussion of the Mahanagdong, Casecnan, and Dieng projects under the heading
"International Energy" below.

     Geothermal power production process. Until 1996, almost all of CalEnergy's projects were geothermal projects. The following is a summary of the geothermal power production process. First, the developer locates suitable geothermal resources, drills test wells, secures permits, negotiates long-term power contracts with an electric utility, and arranges financing. Second, the project is constructed. Third, the facility is operated and maintained. Project revenues from the sale of electricity are applied to operating costs, rent or royalties, and principal and interest payments on debt incurred for acquisition and construction costs. Geothermal resources suitable for commercial extraction require an underground water reservoir heated to high temperatures.
Production wells are drilled to release the heated fluid under high pressure. Wells are usually located within one or two miles of the power plant. From well heads, fluid flows through pipelines to a series of separators where it is separated into water, brine, and steam. The steam is passed through a turbine which drives a generator to generate electricity. Once the steam has passed through the turbine, it is then cooled and condensed back into water which is reinjected through wells back into the geothermal reservoir. Under proper conditions, the geothermal power is a renewable energy source, with minimal emissions compared to fossil fuel power plants. The utilization of geothermal power is preferred by certain governments in order to minimize the import (e.g., the Philippines), or maximize the export (e.g., Indonesia) of hydrocarbons. Geothermal power facilities presently enjoy federal tax benefits and favorable utility regulatory treatment in the United States.



                          INTERNATIONAL ENERGY

     KDG is an investor with CalEnergy in power projects in the Philippines and Indonesia and in an electric utility company in England. In each case, KDG has a direct equity interest and also benefits indirectly as a 30% stockholder in CalEnergy.

     KDG and CalEnergy have a joint venture agreement regarding international energy projects. If both KDG and CalEnergy agree to participate in a project, they will share equally development costs and equity required for financing the project. On a project by project basis, CalEnergy will be the development manager, managing partner and/or project operator. The agreement expires in 2001.

Mahanagdong.

     In 1994 construction began on the Mahanagdong Project, a 165 gross MW geothermal project on the Philippine island of Leyte. The project will be built, owned and operated by CE Luzon Geothermal Power Company, Inc. ("CE Luzon"), a Philippine corporation that during construction is owned 50% by CalEnergy and 50% by KDG.
After construction, another industrial company has an option to buy up to a 10% financial interest in CE Luzon. The project will sell 100% of its capacity on a "take-or-pay" basis to PNOC, which will in turn sell the power to NPC, for distribution to the island of Leyte.

     The total project cost is $320 million, including interest during construction, project contingency costs and a debt service reserve fund. The capital structure consists of a project financing construction and term loan of $240 million provided by OPIC, Ex-Im Bank, and a consortium of international banks, and approximately $80 million in equity contributions. KDG and CalEnergy must make equity contributions of $40 million each. KDG and CalEnergy have arranged for political risk insurance on their equity investments through OPIC. Political risk insurance from Ex-Im Bank has been obtained for the commercial lenders. The financing is collateralized by all of the assets of the project. The project is being constructed by KCG under fixed-price, date-certain, turnkey supply and construction contracts. Completion of construction is expected during 1997.

     The terms of an energy conversion agreement (the "ECA") are substantially similar to those of the Upper Mahiao ECA, described above. The ECA provides for an approximately three-year construction period and a ten-year operations period. At the end of the operations period, the facility will be transferred to PNOC at no cost. All of PNOC's obligations under the Mahanagdong ECA are supported by the Philippine government through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels and the energy fees are expected to be approximately 3% of total revenues.

Casecnan.

     In November 1995, CE Casecnan Water and Energy Company, Inc., a Philippine corporation ("CE Casecnan") started construction on a combined irrigation and 150 gross MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the Philippine island of Luzon. The project will include diversion structures in the Casecnan and Denip Rivers that will divert water into a 14 mile long tunnel. The tunnel will transfer the water from the Casecnan and Denip Rivers into the Pantabangan Reservoir for irrigation and hydroelectric use in the Central Luzon area. An underground powerhouse at the end of the water tunnel will house a power plant with 150 MW capacity. A two mile long tailrace tunnel will deliver water from the water tunnel and the new powerhouse to the Pantabangan Reservoir.

     The project is being developed under a project agreement between CE Casecnan and the National Irrigation Administration ("NIA"). CalEnergy and KDG have minimum and maximum ownership interests in CE Casecnan of 35% to 50% each. Two other shareholders, who have no financial commitments and will not participate in construction or operations, may receive interests of as much as 15% each, depending on projected returns from the project.

     The total project cost is $495 million, funded by bonds issued by CE Casecnan of $371 million and equity contributions of $62 million each from KDG and CalEnergy. KDG also holds $20 million of the project bonds. Under the project agreement, CE Casecnan developed, financed, and is constructing the project over an originally estimated four-year construction period, and will thereafter own and operate the project for a 20-year operations period. During the operating period, NIA is obligated to accept all deliveries of water and energy, and NIA will pay the CE Casecnan a guaranteed fee for the delivery of water and a guaranteed fee for the delivery of electricity, regardless of the amount of water or electricity actually delivered. In addition, NIA will pay a fee for all electricity delivered in excess of a threshold amount. NIA will sell the electric energy it purchases to NPC. All fees to be paid by NIA to CE Casecnan are payable in U.S. dollars. The guaranteed fees for the delivery of water and energy are expected to provide approximately 70% of CE Casecnan's revenues. At the end of the 20-year period, the project will be transferred to NIA and NPC for no additional consideration on an "as is" basis. The Philippine government has provided a performance undertaking under which NIA's obligations under the project agreement are guaranteed by the full faith and credit of the Philippine government.

     The Casecnan project is being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering &
Construction Co. Ltd. ("HECC") (together "Contractor"), both of which are South Korean corporations and are under common ownership and control. The contractors' obligations under the construction contract are guaranteed by Hanbo Iron & Steel Company, Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the contractor's obligations are secured by an unconditional, irrevocable, standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118 million. In January 1997, Hanbo
Corporation, HECC and Hanbo Steel each filed to seek bankruptcy protection in Korea. KFB's credit rating has been downgraded because of the substantial loans it has made to Hanbo
Steel.

     Casecnan has recently received confirmation from HECC that it intends to fully perform its obligations under the contract. However, although HECC is currently performing the work, there can be no assurance that it will remain able to perform fully its obligations under the contract.

     KFB has recently reconfirmed to Casecnan that it will honor its obligations under the letter of credit. Casecnan is presently reviewing its rights, obligations, and potential remedies in respect of the recent developments regarding the Contractor and KFB and is presently unable to speculate as to the ultimate effect of such developments on the Casecnan project.

     If the Contractor were to materially fail to perform its obligations under the contract and if KFB were to fail to honor its obligations under the letter of credit, such actions could have a material adverse effect on the Casecnan project. However, based on information currently available, KDG does not believe its investment is impaired.

Dieng.

     In December 1994, Himpurnia California Energy Ltd. ("HCE") executed a joint operation contract (the "JOC") for the development of the geothermal steam field and geothermal power facilities at the Dieng geothermal field, located in Central Java (the "Dieng Project") with Pertamina, the Indonesian national oil company, and executed a "take-or-pay" energy sales contract (the "ESC") with both Pertamina and PLN, the Indonesian national electric utility. HCE and an Indonesian partner formed a joint venture to develop the Dieng Project. CalEnergy, KDG, and the Indonesian partner have 47%, 47%, and 6% interests, respectively, in the Dieng Project.

     Pursuant to the JOC and ESC, Pertamina has granted to HCE the geothermal field and wells and other facilities presently located thereon and the HCE will build, own, and operate the production units. HCE will accept the field operation responsibility for developing and supplying the geothermal steam and fluids required to operate the plants. The JOC is structured as a build-own-transfer agreement and will expire (subject to extension by mutual agreement) on the date which is the later of (i) 42 years following effectiveness of the JOC and (ii) 30 years following the start of commercial generation of the final unit completed. Upon the expiration of the JOC, all facilities will be transferred to Pertamina at no cost. HCE is required to pay Pertamina a production allowance equal to three percent of HCE's net operating income from the Dieng Project, plus a further amount based upon the negotiated value of existing Pertamina geothermal production facilities that are expected to be made available by Pertamina.

     Pursuant to the ESC, PLN agreed to purchase and pay for all of the project's capacity and energy output on a "take-or-pay" basis regardless of PLN's ability to accept such energy made available from the Dieng Project for a term equal to that of the JOC. The price paid for electricity includes a base energy price for electricity the plants deliver or are "capable of delivering," whichever is greater. Energy price payments are also subject to adjustment for inflation. PLN will also pay a capacity payment based on plant capacity. All such payments are payable in U.S. dollars.

     Construction by KCG and CalEnergy of an initial 55 MW unit began in 1996 and completion is scheduled for late 1997. The total project cost of Dieng Unit I is $160 million, including equity contributed by KDG and CalEnergy of $20 million each. Construction loan financing of $120 million was closed in October 1996; $86 million from Credit Suisse and $34 million by an entity owned equally by KDG and CalEnergy. Of the latter amount, KDG and CalEnergy furnished $5 million each in 1996 and expect to furnish additional funds in 1997. The Dieng field has been explored domestically for over 20 years and CalEnergy has been active in the area for more than five years. Pertamina has drilled a total of 27 wells to date. CalEnergy has a significant amount of data, which it believes to be reliable as to the production capacity of the field. However, a number of significant steps, both financial and operational, must be completed before the Dieng Project can proceed further. These steps, none of which can be assured, include completing the drilling of wells and the constructing of the plant for Dieng Unit I and obtaining required regulatory permits and approvals, completing the well testing, entering into a construction agreement and other project contracts, and arranging financing for the other units at Dieng. Up to three additional units at Dieng are planned, for which KDG has incurred $16 million in development costs. It is anticipated that most of the capital needed to construct and operate the Dieng projects and the development stage projects described below will be raised by project-financed debt, i.e. the loans will be repaid from revenues generated by the output of the plants.

Development Stage Projects.

     Patuha. CalEnergy and KDG are co-developing a geothermal power plant at the Patuha geothermal field in Java, Indonesia. They intend to proceed on a modular basis similar to the Dieng Project, with an aggregate capacity of up to 400 MW. The total cost is estimated to be $1 billion. The Patuha Project remains subject to a number of significant uncertainties, as described above in connection with the Dieng Project, and there can be no assurance that the Patuha Project will proceed or reach commercial operation.

     Bali. CalEnergy and KDG are co-developing geothermal resources on the island of Bali, Indonesia. They intend to proceed on a modular basis similar to the Dieng Project, with an aggregate capacity of up to 400 MW. The total cost of the Bali project is estimated to be $1 billion. CalEnergy presently intends to begin well testing and exploration in early 1997 and expects to commence construction of the first unit in 1998. CalEnergy presently intends to develop the Bali Project and other possible projects in Indonesia using a structure similar to that contemplated for the Dieng Project. The Bali Project remains subject to a number of significant uncertainties, as described above for the Dieng Project, and there can be no assurance that the Bali Project will proceed or reach commercial operation. KDG has already incurred $17 million in development costs for the Patuha and Bali projects.

Northern Electric Acquisition.

     In the fall of 1996, CalEnergy and KDG took the first steps toward expanding their international power businesses beyond the power generation business through a tender offer for Northern Electric plc by CE Electric UK plc, which is 70% owned by CalEnergy and 30% owned by KDG. In December, CE Electric acquired majority ownership of Northern Electric. The total amount expected to be paid for all Northern Electric's shares is approximately $1.32 billion. CE Electric expects to acquire all the shares by the end of March 1997. As of March 1997, CalEnergy and KDG have made equity contributions to CE Electric of $410 million and $176 million, respectively. The remaining funds necessary to complete the acquisition will be provided under a term loan and revolving credit facility.

     Northern Electric is one of the twelve regional electricity companies created by the privatization of the electricity industry in the United Kingdom in 1990. Since the regional electric companies were privatized, all but one has been acquired by companies, primarily from the United States, attracted both by the regional electricity business and the strategic opportunity to participate in a deregulated electricity market in advance of the coming deregulation of the electricity distribution markets in the United States and worldwide. Northern Electric is primarily engaged in the distribution and supply of electricity in its authorized franchise area in northeast England. The area covers 5,560 square miles with a population of 3.2 million people. The head office is at Newcastle upon Tyne. For its fiscal year ended March 1996, Northern had net assets of $432 million (pound 276 million) and operating revenue of $1.4 billion (pound 902 million).

     As noted above, CalEnergy and KDG expect to learn much through Northern Electric about deregulated power markets. Northern Electric provides expertise in supply, distribution, and marketing in such markets. These capabilities may provide CalEnergy and KDG with an early competitive advantage in preparing for electricity deregulation in the United States and foreign markets. The acquisition further diversifies CalEnergy and KDG's energy businesses in terms of location, type, risks, and earnings streams.



                            C-TEC CORPORATION

     C-TEC is a diversified international telecommunications and high technology company with interests in local telephone, long-distance telephone, cable television, and engineering and
communications services.   C-TEC is a Pennsylvania corporation and
has its headquarters in Princeton, New Jersey. C-TEC common stock is traded on the NASDAQ National Market System and the Class B Stock is quoted on NASDAQ and traded over the counter. In 1996 C-TEC had revenue of $367 million, EBITDA (earnings before, interest, taxes, depreciation and amortization) of $134 million, and net income of $8 million. At year-end 1996, C-TEC had total assets of $917 million, long-term debt of $205 million, and common stockholders' equity of $377 million. The five operating divisions of C-TEC and their 1996 revenues are: C-TEC Cable Systems ($160 million), Commonwealth Telephone Company ($139 million), Commonwealth Long Distance ($35 million), Commonwealth Communications ($29 million), and RCN Telecom Services ($4 million).

     Kiewit's Share. In 1993 KDG purchased a controlling interest in C-TEC. Through a subsidiary, KDG owns 42% of the outstanding shares of C-TEC common stock and 66% of the C-TEC Class B common stock. Holders of common stock are entitled to one vote per share; holders of Class B stock are entitled to 15 votes per share. KDG thus owns 48% of the outstanding shares, but is entitled to 62% of the available votes. Since KDG has voting control, KDG must consolidate C-TEC within its financial statements. On KDG's balance sheet, each asset and liability of C-TEC is added to the similar items for the rest of KDG. The 52% of C-TEC that it does not own is subtracted as a single item ("minority interest") on KDG's balance sheet. KDG keeps track of the carrying value of its C-TEC investment. "Carrying value" is the purchase price of shares plus the investor's proportionate share of the investee's earnings less the amortized portion of goodwill less any dividends paid. KDG's investment in C-TEC has a carrying value of $355 million.
The 1996 year-end public market value of KDG's 13.3 million shares of C-TEC (at $23 5/8 per share of common and Class B stock) was $315 million.

     C-TEC Cable Systems. C-TEC Cable Systems is a cable television operator with cable television systems located in New York, New Jersey, Michigan, and Pennsylvania. The company owns and operates cable television systems serving 338,000 customers and is the majority owner and manager of cable television systems with an additional 40,000 customers, ranking it among the top 25 multiple system operators in the United States. The company must periodically seek renewal of franchise agreements from local government authorities. To date, all of Cable Systems' franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Competition for the Cable Systems' services traditionally has come from providers of broadcast television, video rentals, and direct broadcast satellite received on home dishes. Future competition is expected from telephone companies.

     Commonwealth Telephone Company. Commonwealth Telephone Company is a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. The telephone company services 240,000 main access lines, an increase of 5.7% over 1995. The company also provides network access, long distance, and billing and collection services to interexchange carriers. The telephone company's business customer base is diverse in size as well as industry, with very little concentration. The ten largest business customers combined account for only 2.3% of revenue, with the largest single customer accounting for only about 0.5%. The telephone company sought and was granted status as a rural telephone company with respect to the provisions of the Telecommunications Act of 1996. This status will afford limited protection to the company's primarily rural customer base from a rapid transition to local exchange competition. In January 1997, the Pennsylvania Public Telephone Commission approved the company's "Petition for Alternative Regulation and Network Modernization Plan," which will allow the company to move from traditional rate of return regulation to a price cap formula in return for a commitment to network modernization.

     Commonwealth Long Distance. Commonwealth Long Distance operates principally in Pennsylvania. The company began operations in 1990 by servicing the local service area of the Commonwealth Telephone Company. In 1992 and 1993, sales offices were opened in other areas of Pennsylvania. During 1996, the company statewide certification and is also certified now in 47 states. The company provides switched services, is a reseller of several types of services, and employs the networks of several long distance providers on a wholesale basis.

     Commonwealth Communications. Commonwealth Communications Inc. provides telecommunications engineering and facilities management services to large corporate clients, hospitals and universities throughout the Northeastern United States and sells, installs and maintains PBX systems in Pennsylvania and New Jersey. Commonwealth Communications also provides cable and data network engineering and project management of network construction. This group is being combined with Commonwealth Telephone Company and will focus on the Eastern Pennsylvania market.

     RCN Telecom Services. RCN Telecom Services provides local and long distance telephone service, video programming and internet access to households located in New York City and Boston. RCN currently has 417 signed building access agreements which represent 82,733 households located in high density housing such as co-ops, condominiums and apartment complexes in the Boston and New York markets. RCN has 36,545 video programming customers, 2,968 telephone customers and 58 Internet customers in these two markets. RCN also has 4,474 video programming customers at the University of Delaware.

     RCN's New York system operates two cable programming delivery systems - one that is fiber-based and one that uses a microwave network acquired from Liberty Cable in New York in March 1996. The fiber-based customers are served by facilities of MFS. Telephone service in New York is provisioned on the fiber-based network and through the resale of the NYNEX network.

     RCN's Boston system operates primarily on a fiber-based network obtained from MFS and provides both telephone and cable programming over this network. In December, RCN signed an agreement forming a joint venture with Boston Edison under which the joint venture will use and expand upon Boston Edison's 200 mile fiber optic network to reach a market of approximately 650,000 customers throughout the Greater Boston area. The joint venture will offer bundled telecommunications services.

     RCN New York and the RCN Joint Venture with Boston Edison were granted Open Video Systems certification from the Federal Communications Commission ("FCC") in February 1997. This certification allows RCN to deliver video services in New York City and Boston based on the Telecommunications Act of 1996. Prior to this certification, RCN offered video services using MFS' network. RCN's telephone service is regulated by the States of New York and Massachusetts and the FCC. In New York, RCN is certified to provide competitive local exchange services and to resell long distance services. In Massachusetts, RCN is registered to offer local exchange carrier services and to resell long distance. RCN also has authority from the FCC to offer international service.

     RCN is a competitor to the incumbent telephone and cable television companies, primarily NYNEX, Time Warner Cable and Cablevision Systems.

     C-TEC International. In January 1995, C-TEC purchased a 40% equity position in Megacable, S.A. de C.V., Mexico's second largest cable television operator, currently serving 174,000 subscribers in 12 cities.

     Regulation. The Federal Telecommunications Act of 1996 established a framework for deregulation of the communications industry. The Act should stimulate growth and competition in virtually every component of the communications industry. The FCC and state regulators must work out the specific implementation process. Companies are permitted to combine historically separate lines of business into one, and provide combined services in markets of their own choice. In addition, there will be relief from the earnings restrictions and price controls that have governed the local telephone business for many years and were imposed on the cable industry in 1992 by the Federal Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Act"). The rate regulation provisions of the 1992 Act have not had a materially adverse effect on C-TEC's financial condition and results of operations. With the passage of the 1996 Act, all cable systems rates ore deregulated as effective competition enters the franchise area, or by March 31, 1999, whichever comes sooner. C-TEC anticipates that certain provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will reduce future operating margins.

     Restructuring Plans. C-TEC pursued a restructuring plan in 1996 that would have involved the sale of its cable television businesses to a third party, but abandoned that plan when it could not negotiate an attractive transaction due to the depressed market for cable TV properties. C-TEC has instead announced a plan in February 1997 to divide itself into three separate publicly held companies:

         CTCo, containing the Commonwealth Telephone Company and
          Commonwealth Communications Inc.;
         C-TEC Michigan, containing the cable television operations in
          Michigan; and
         RCN Corporation, which will consist of RCN Telecom Services;
          cable television operations in New York, New Jersey, and Pennsylvania; and C-TEC International.

C-TEC believes that investors and the market are more likely to understand and properly value three separate businesses than the current combined company. The plan is contingent upon receiving a favorable IRS ruling on the tax-free nature of the spin-offs. If the reorganization and spin-offs occur, KDG will own less than 50% of the outstanding shares voting rights of each of the three companies, and will account for each company using the equity method of accounting. (See Note 20 to the Company's consolidated financial statements for balance sheets and earnings statements of the Company presented as if equity method accounting for the Company's investment in C-TEC had been used in prior years.)



                            OTHER BUSINESSES

PKS INFORMATION SERVICES, INC.

     PKS Information Services, Inc. ("PKSIS"), provides computer operations outsourcing and systems integration services to customers on an international basis. PKSIS provides its outsourcing services to firms that desire to focus resources on their core businesses, while avoiding the capital and overhead costs of operating their own computer centers. Systems integration services help customers define, develop, and implement cost-effective information systems. PKSIS signed six new computer outsourcing contracts, and three contract extensions with existing customers, during 1996. The systems integration business was awarded several new contracts to develop and support customers' mainframe and client/server applications, and to convert customers' source code to make it century date compliant.

     PKSIS opened a software engineering center at the National Technological Park of Limerick, Ireland to undertake large scale development projects, system conversions, and code restructuring and software re-engineering. PKSIS also purchased LexiBridge Corporation of Shelton, Connecticut. LexiBridge's combination of workbench tools and methodology provides a complete strategy for converting mainframe-based application systems to client/server architecture, while ensuring year 2000 compliance. In 1996, 91% of PKSIS' revenue was from external customers and the remainder was from affiliates.

SR91 TOLLROAD

     KDG has invested $12 million for a 65% interest in California Private Transportation Company, L.P. which developed, financed, and currently operates the 91 Express Lanes, a ten mile, four lane tollroad in Orange County, California. The fully automated highway uses an electronic toll collection system and variable pricing to adjust tolls to demand. Capital costs at completion were $130 million, $110 million of which was funded with limited recourse debt. Revenue collected over the 35-year franchise period is used for operating expenses, debt repayment, and profit distributions. The tollroad opened in December 1995 and achieved operating break-even in 1996. Over 80,000 customers have registered to use the tollroad and weekday volumes exceed 26,000 vehicles per weekday.

UNITED INFRASTRUCTURE COMPANY

     UIC is an equal partnership between Kiewit Infrastructure Corp., a wholly owned subsidiary of KDG, and Bechtel Infrastructure Enterprises, Inc. UIC was formed in 1993 to develop North American infrastructure projects. During 1996, UIC began to focus primarily on water infrastructure projects, principally through U.S. Water, a partnership formed with United Utilities PLC, a U.K. company. U.S. Water has acquired the concession to operate facilities at North Brunswick, New Jersey, and is actively pursuing similar concessions nationwide. KDG has invested $8 million through UIC in U.S. Water. KDG has also invested $3 million through UIC in Airport Group International Inc. to develop airport privatization projects.

KIEWIT MUTUAL FUND

     Kiewit Mutual Fund, a registered investment company, was formed in 1994. Initially formed to manage the Company's internal investments, shares in Kiewit Mutual Fund are now available for purchase by the general public. The Fund's investors currently include individuals and unrelated companies, as well as Kiewit-affiliated joint ventures, pension plans, and subsidiaries. Kiewit Mutual Fund has six series: Money Market Portfolio, Government Money Market Portfolio, Short-Term Government Portfolio, Intermediate-Term Bond Portfolio, Tax-Exempt Portfolio, and the Equity Portfolio. In February 1997, the Fund adopted a master-feeder structure. Each of the Portfolios invests in a corresponding series of the Kiewit Investment Trust, which now manages the underlying securities holdings. The structure will allow smaller mutual funds and institutional investors to pool their assets with Kiewit Investment Trust, providing lower expense ratios for all participants. The registered investment adviser of Kiewit Investment Trust is Kiewit Investment Management Corp., a subsidiary of KDG (60%) and KCG (40%). At the end of 1996, Kiewit Mutual Fund had net assets of $883 million.

OTHER

     In February 1997, KDG purchased an office building in Aurora, Colorado for $21 million. By investing in real estate, KDG defers taxes on a portion of the $40 million of taxable gain otherwise recognizable with respect to the Whitney Benefits litigation settlement in 1995. KDG may make additional real estate investments in 1997 with a view toward deferring the balance of that taxable gain. KDG has also made investments in several development-stage companies, but does not expect earnings from these companies in 1997.




          MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Market Information.   There is no established public trading
market for PKS' common stock. However, PKS is generally required to repurchase shares at a formula price upon demand.

     PKS Repurchase Duty. Under PKS' Certificate of Incorporation effective January 1992, PKS has three authorized classes of common stock: Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock ("Class B"), Class C Construction & Mining Group Restricted Redeemable Convertible Exchangeable Common Stock ("Class C"), and Class D Diversified Group Convertible Exchangeable Common Stock ("Class D"). There are no outstanding Class B shares; the last Class B shares were converted into Class D shares on January 1, 1997. Class C shares can be issued only to KCG employees and can be resold only to PKS at a formula price based on the year-end book value of the Construction & Mining Group. PKS is generally required to repurchase Class C shares for cash upon stockholder demand. Class D shares have a formula price based on the year-end book value of the Diversified Group. PKS must generally repurchase Class D shares for cash upon stockholder demand at the formula price, unless the Class D shares become publicly traded.

     Formula values. The formula price of the Class D shares is based on the book value of KDG and its subsidiaries, plus one-half of the book value, on a stand-alone basis, of the parent company, Peter Kiewit Sons', Inc. Book value is derived from the audited, consolidated financial statements of PKS and subsidiaries as of the end of each fiscal year. PKS as a stand-alone entity does not have a significant book value.

     The formula price of the Class C shares is based on the book value of Kiewit Construction Group Inc. ("KCG") and its subsidiaries, including Kiewit Mining Group Inc.("KMG"), plus one-half of the book value of the unconsolidated parent company.

     Conversion. Under PKS' Certificate of Incorporation, Class C shares are convertible into Class D shares at the end of each year. Between October 15 and December 15 of each year a Class C stockholder may elect to convert some or all of his or her shares. Conversion occurs on the following January 1. The conversion ratio is the relative formula prices of Class C and Class D shares determined as of the last Saturday in December, i.e. the last day in PKS's fiscal year.

     Class D shares may be converted into Class C shares only as part of an annual offering of Class C shares to KCG employees. Instead of purchasing the offered shares for cash, a KCG employee owning Class D shares may convert such shares into Class C shares at the applicable conversion ratio.

     Restrictions. Ownership of Class C shares is generally restricted to active KCG employees. Upon retirement, termination of employment, or death, Class C shares must be resold to PKS at the applicable formula price, but may be converted into Class D shares if the terminating event occurs during the annual conversion period.

     Class D shares are not subject to ownership or transfer restrictions.

     D Stock Listing. In October 1996, PKS' Board of Directors directed management to pursue a listing of Class D stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of KDG's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

     The Board's action does not ensure that a listing of Class D stock will occur in 1998, or at any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in effect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D stock with a public offering of newly-issued Class D shares in order to raise additional capital for KDG. Such an offering could delay or alter the listing plan.

     Dividends and Prices.   During 1995 and 1996 PKS declared or
paid the following dividends on its Class D shares. The table also shows the stock price after each dividend payment or other valuation event.


                                   Dividend
Dividend           Dividend          Per                Price        Stock
Declared            Paid            Share      Class   Adjusted      Price

                                                 D   Dec. 31, 1994   60.25
Sep. 25, 1995*   Sep. 30, 1995*     19.85*       D   Sep. 30, 1995   40.40
Oct. 27, 1995    Jan. 5, 1996        0.50        D   Dec. 30, 1995   49.50
Oct. 25, 1996    Jan. 4, 1997        0.50        D   Dec. 28, 1996   54.25

* MFS Spin-off (see Note 3 to KDG's consolidated financial statements).

     Although the PKS Board of Directors announced in August 1993 that PKS did not intend to pay regular dividends on Class D shares in the foreseeable future, the Board declared a special dividend of $0.50 per Class D share in both October 1995 and 1996.

     Stockholders.   On March 15, 1997, PKS had the following
numbers of stockholders and outstanding shares for each class of its common stock:

            Class        Stockholders       Shares Outstanding

              B                 0                      0
              C             1,120              9,262,707
              D             1,846             24,483,786


                           KIEWIT DIVERSIFIED GROUP
                           SELECTED FINANCIAL DATA


The following selected financial data for each of the years in the period 1992 to 1996 have been derived from audited financial statements. The historical financial information for the Kiewit Diversified and Kiewit Construction & Mining Groups supplements the consolidated financial information of PKS and, taken together, includes all accounts which comprise the corresponding consolidated financial information of PKS.

(dollars in millions,                     Fiscal Year Ended
 except per share amounts)        1996     1995     1994     1993     1992

Results of Operations:

 Revenue (1)                    $  652   $   580   $  537   $  267   $  243
 Earnings from continuing
  operations                       113       140       33      181       80
 Net earnings (2)                  113       140       33      181       99

Per Common Share:

 Earnings from continuing
  operations                      4.85      6.45     1.63     9.08     3.95
 Net earnings                     4.85      6.45     1.63     9.08     4.92
 Dividends (3)                     .50       .50        -      .50     1.95
 Stock price (4)                 54.25     49.50    60.25    59.40    50.65
 Book value                      54.23     49.49    60.36    59.52    50.75

Financial Position:

 Total assets (1)                2,523     2,488    3,549    2,759    1,709
 Current portion of
  long-term debt (1)                57        40       30       11        1
 Long-term debt,
  less current portion (1)         320       361      899      452       18
 Stockholders' equity (5)        1,257     1,140    1,231    1,191    1,021


(1) In September 1995, the Group dividended its investment in MFS to Class D shareholders. MFS' results of operations have been classified as a single line item on the statements of earnings. MFS is consolidated in the 1992-1994 balance sheets.

   In October 1993, the Group acquired 35% of the outstanding shares of C-TEC Corporation that had 57% of the available voting rights. At
December 28, 1996, the Group owned 48% of the outstanding shares and 62% of the voting rights.

  In January 1994, MFS issued $500 million of 9.375% Senior Discount
Notes.

 (2) In 1993, through two public offerings, the Group sold 29% of MFS, resulting in a $137 million after-tax gain. In 1995 and 1994, additional MFS stock transactions resulted in $2 million and $35 million after-tax gains to the Group and reduced its ownership in MFS to 66% and 67%.

(3) The 1996, 1995 and 1992 dividends include $.50 for dividends declared in 1996, 1995 and 1992 but paid in January of the subsequent year.

(4)   Pursuant to the Certificate of Incorporation, the stock price
calculation is   computed    annually at  the end of the fiscal year.

 (5) Unless Class D Stock becomes publicly traded, PKS is generally committed to purchase all Class D Stock at the amount computed, in accordance with the Certificate of Incorporation, when put to PKS by a stockholder. The aggregate redemption value of the Class D Stock at December 28, 1996 was $1,269 million.



                          KIEWIT DIVERSIFIED GROUP

           Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

The financial statements of the Diversified Group include the financial position, results of operations and cash flows for the businesses of PKS other than its construction business and materials businesses, and include certain PKS corporate assets and liabilities and related transactions. The Group's share of corporate assets and liabilities and related transactions includes amounts to reflect certain financial activities, corporate general and administrative costs, common stock transactions and income taxes. See Notes 1 and 4 to the Group's financial statements.

                        Results of Operations 1996 vs. 1995

Coal Mining. Revenue and net earnings improved primarily due to increased alternate source tons sold to Commonwealth Edison Company in 1996 and the liquidation of a captive insurance company which insured against black lung disease. Upon liquidation, KDG received a refund of premiums paid plus interest in excess of reserves established by KDG for this liability. Since 1993, the amended contract with Commonwealth provides that delivery commitments will be satisfied with coal produced by unaffiliated mines in the Powder River Basin in Wyoming. Excluding alternate coal sales, coal produced at the Group's mines did not change significantly from 1995 levels. KDG expects a decline in coal revenue and earnings after 1998 as certain long-term contracts begin to expire.

Telecommunications. Revenue for the telecommunications segment increased 13% to $367 million for fiscal 1996. C-TEC's telephone group's $10 million, or 8%, increase in sales and C-TEC's cable group's $33 million or 26% increase in revenue were the primary contributors to the improved results. The increase in telephone group revenue is due to higher intrastate access revenue from the growth in access minutes, an increase of 13,000 access lines, and higher internet access and video conferencing sales. Cable group revenue increased primarily due to higher average subscribers and the effects of rate increases in April 1995 and February 1996. Subscriber counts increased primarily due to the acquisition of Pennsylvania Cable Systems formerly Twin County Trans Video, Inc., in September 1995, and the consolidation of Mercom, Inc. since August 1995. The Pennsylvania Cable System and Mercom account for $23 million of the increase in cable revenue in 1996.

The 1996 operating expenses for the telecommunications business increased $38 million or 18% compared to 1995. The telephone group experienced a 9% increase in expenses and the cable group's costs increased 31%. The increase for the telephone group is primarily attributable to higher payroll expenses resulting from additional personnel, wage increases and higher overtime. Also contributing to the increase, were fees associated with the internet access services and consulting services for a variety of regulatory and operational matters. The cable group's increase is due to increased depreciation, amortization and compensation expenses associated with the acquisition of the Pennsylvania Cable System and the consolidation of Mercom's operations. Also contributing to the higher costs were rate increases for existing programming and the costs for additional programming.

General and Administrative Expenses. General and administrative expenses declined 6% to $180 million in 1996. Decreases in expenses associated with legal and environmental matters were partially offset by higher mine management fees paid to the Construction and Mining Group, the costs attributable to C-TEC and the opening of the SR91 toll road. C-TEC's corporate overhead and other costs increased approximately 13% in 1996. This increase is attributable to the costs associated with the development of the RCN business in New York and Boston, the acquisition of Pennsylvania Cable Systems, the consolidation of Mercom and the investigation of the feasibility of various restructuring alternatives to increase shareholder value.

Equity Earnings, net. The loss on the Casecnan project and losses on several other investments were partially offset by an increase in equity earnings from CalEnergy of $10 million and C-TEC's investment in Megacable S.A. de C.V. of $2 million. CalEnergy's increase is attributable to an increase in the Group's proportionate share of CalEnergy's earnings and improvements in those earnings. The Casecnan loss resulted from the variance in borrowing and investing interest rates on the funds generated by the project's debt offering in 1995.

Investment Income, net. Investment income increased 11% in 1996 compared to 1995. Increases in gains on the sale of marketable and equity securities and interest income were partially offset by a slight decline in dividend income.

Interest Expense, net. Interest expense in 1996 increased 43% as compared to 1995. The increase is primarily due to the CPTC debt that was capitalized through July 1996, and C-TEC's redeemable preferred stock, issued in the Pennsylvania Cable System acquisition, that began accruing interest in 1996.

Gain on Subsidiary's Stock Transactions, net. The issuance of MFS stock for acquisitions by MFS and the exercise of MFS employee stock options resulted in a $3 million net gain to the Group in 1995. The Group has recognized gains and losses from the sale and issuance of stock by MFS on the statement of earnings. With the Spin-off of MFS, these types of gains will no longer be recognized for MFS transactions.

Other, net. The decline of other income in 1996 is primarily attributable to the 1995 settlement of the Whitney Benefits litigation.

Income Tax Benefit (Provision). The effective income tax rate for 1996 differs from the statutory rate of 35% primarily because of adjustments to prior year tax provisions, partially offset by state taxes and nondeductible amounts associated with goodwill amortization. In 1995, the rate is lower than 35% due primarily to $93 million of income tax benefits from the reversal of certain deferred tax liabilities originally recognized on gains from MFS stock transactions that are no longer required due to the tax-free spin-off of MFS and adjustments to prior year tax provisions.


                       Results of Operations 1995 vs. 1994

Coal Mining. Mining revenue decreased 4% in 1995 primarily due to a decrease in spot sales. Spot sales were lower due to reduced demand in the Group's spot coal markets because of a mild winter and high hydro-electricity generation in the western United States. The decrease in spot sales was partially offset by an increase in alternate source coal sales due to the acceleration of coal shipments to the current year from future years and the shift of certain coal shipments from mined coal to alternate source coal.

Direct costs, as a percentage of revenue, decreased 4% as a result of the additional higher margin alternate source coal sales and a decline in lower margin spot coal sales.

Telecommunications. With the Spin-off of MFS, the telecommunications segment is now solely comprised of C-TEC. C-TEC's primary operations are telephone and cable. In 1995, telecommunication revenue increased 12% over 1994. Sales of the telephone group increased $7 million to $129 million, a 6% increase over 1994. Increases in access lines for the local network service and rate increases for intrastate access traffic were primarily responsible for the improvement. Sales for the cable group increased 34% to $127 million in 1995. The acquisition of Twin County Trans Video, Inc. in September and the consolidation of Mercom, Inc.'s results since August contributed $18 million and $6 million to C-TEC's revenue in 1995. In addition, subscriber increases of approximately 16,000 over 1994 and rate increases effective in April 1995 account for an $8 million increase in cable revenue. Revenues from other operating groups increased $17 million, a 32% increase over 1994 primarily due to the resale of long distance telephone services to another long distance reseller, improvements in switched business, 1-800 service sales and third party revenues from C-TEC's communication services business. The arrangement with the third party reseller terminated in the second quarter of 1995. Partially offsetting C-TEC's increase in revenue was the sale of the mobile services group in 1994 which contributed $23 million in revenue that year.

C-TEC's direct costs increased $30 million or 15% in 1995. The telephone group's cost of revenue increased primarily because of higher payroll expenses and higher depreciation expense. The acquisitions of Mercom and Twin County
led to a 37% increase in direct costs for the cable group.   In addition,
higher basic programming costs resulting from increased subscribers, channel
additions and rate increases contributed to the increase.   Direct expenses
for C-TEC's other operating groups increased because of costs associated with the resale of long distance services and communication services work performed for third parties. Partially offsetting these increases was the elimination of direct costs associated with the mobile services group, which was sold in 1994.

General and Administrative Expenses.   General and administrative expenses
increased 48% in 1995. Higher benefits costs attributable to the retired packaging employees, and increase in expenses for legal and environmental matters and increases in C-TEC's expenses were partially offset by lower payroll expenses. C-TEC's 10% increase in costs resulted primarily from expenses associated with RCN, higher professional fees for evaluation of strategic alternatives for enhancing shareholder value and higher compensation expenses.

Equity Earnings, net. The significant improvement in equity earnings in 1995 is primarily attributable to CalEnergy. The successful merger of Magma Energy's operations in CalEnergy in 1995 is primarily responsible for the $5 million increase in the Group's share of CalEnergy's earnings. Partially offsetting this increase was an equity loss of $3 million from C-TEC's investment in Megacable S.A. de C.V. purchased in January 1995. The remainder of the increase is due to other equity investments contributing individually insignificant increases in earnings.

Investment Income, net. Investment income increased 120% to $53 million in 1995. Improvements in interest income and declines in losses on the sales of securities and international energy project development expenses all contributed to the increase in investment income. Interest earned on the Whitney Benefits settlement proceeds contributed to an increase in investment income. C-TEC's proceeds from its rights offering and the sale of its mobile services group also contributed to a higher average portfolio balance and increased interest income.

Interest Expense, net. Interest expense in 1995 decreased 36% as compared to 1994. The decline is primarily due to C-TEC's prepayment of the senior secured notes in December 1994.

Gain on Subsidiary's Stock Transactions, net. The issuance of MFS stock for acquisitions by MFS and the exercise of MFS employee stock options resulted in a $3 million net gain to the Group in 1995. In 1994 the Group settled a contingent purchase price obligation resulting from MFS' 1990 purchase of CFO. The former shareholders of CFO accepted MFS stock previously held by the Group, valued at market prices, as payment of the obligation. This transaction, along with the issuances of stock for acquisitions and employee stock options, resulted in a $54 million net gain before taxes. The Group has recognized gains and losses from sales and issuances of stock by MFS on the statement of earnings. With the Spin-off of MFS, these types of gains will no longer be recognized for MFS transactions.

Other, net.  In 1995, other income primarily includes settlement proceeds of
$135 million from the Whitney Benefits litigation.   Other income also
included gains and losses from the disposition of property, plant and equipment and other assets in 1995 and 1994.

Equity Loss in MFS. The expansion activities announced in 1993 and 1995 required significant initial development and roll out expenses in advance of anticipated revenues and continued to negatively affect the operating results of MFS. After September 30, 1995, the Group no longer included MFS' results in its financial statements.

Income Tax Benefit (Provision).   The effective income tax rate for 1995
differed from the statutory rate of 35% due primarily to $93 million of income tax benefits from the reversal of certain deferred tax liabilities originally recognized on gains from previous MFS stock transactions that were no longer required due to the tax-free spin-off of MFS and adjustments to prior year tax provisions. In 1994, the rate is lower than 35% primarily due to adjustments to prior year tax provisions.


                Financial Condition - December 28, 1996

The Group, excluding C-TEC, described in a separate paragraph below, generated $80 million from operations, primarily coal mining in 1996. However, due to the significant investing activities described below, the Group's working capital decreased $250 million or 40% during 1996.

Investing activities include $319 million of investments and acquisitions and $30 million of capital expenditures, including $16 million for the remaining construction costs of the SR91 toll road. The investments and acquisitions primarily include KDG's $176 million investment in CE Electric, the exercise of CalEnergy options to purchase CalEnergy stock for $53 million, a $9 million investment in a Philippine power project, and a $51 million investment in three Indonesian power projects. These capital outlays were partially funded by $7 million of net proceeds from the sale of property, plant and equipment and other assets.

Financing sources include $20 million for the exchange of Class C Stock for Class D Stock and $19 million for the construction financing of the SR91 toll road. Financing uses primarily consist of $11 million for the payment of dividends, $11 million for stock repurchases, and $2 million of payments on stockholder notes.

C-TEC's working capital decreased $92 million or 81% in 1996. Cash provided by operations of $121 million were partially offset by $53 million used in investing activities and $41 million used in financing activities. C-TEC's significant activities that reduced working capital, include $87 million of capital expenditures, $27 million for the acquisition of Freedom and $74 million of net proceeds from the sale of short-term investments. Its financing activities include $19 million of long-term debt borrowings and $55 million of long-term debt payments.

The Group anticipates making significant investments in its energy and infrastructure businesses - including its joint venture agreement with CalEnergy covering international power project development activities and opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition future cash flows and borrowing capacity should be sufficient for future operating and investing activities.

In February 1997, the Group purchased an office building in Aurora, Colorado for $21 million. By investing in real estate, the Group is able to defer $40 million of a taxable gain recognized with respect to the Whitney Benefits litigation. The Group may make a similar real estate investment in 1997 to defer the balance of the taxable gain.

Also in February 1997, C-TEC announced a plan to separate its operations along business lines into three separate, publicly traded companies:

  CTCo, containing the local telephone group and related engineering business;

  C-TEC Michigan, containing the cable television operations in Michigan;
  and

  RCN Corporation, which will consist of RCN Telecom Services; cable television operations in New York, New Jersey, and Pennsylvania; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston and New York City.

 The restructuring will permit investors and the financial market to better understand and evaluate C-TEC's various businesses. In addition, the restructuring will allow C-TEC to raise capital for the future expansion of the RCN Business on the most efficient terms.

The plan is contingent upon receipt of a private letter ruling from the Internal Revenue Service regarding the tax-free nature of the spin-off, the receipt of other regulatory approvals, and certain other conditions.
If the reorganization and spin-offs occur, the Group will own less than 50% of the outstanding shares and voting rights of each entity and will account for each entity using the equity method.

 In March, 1997, C-TEC paid the minority shareholders of Freedom $15 million of the contingent consideration outlined in the original purchase agreement and $15 million to acquire the remaining minority interest of Freedom. C-TEC also paid $10 million to terminate a marketing services agreement with the former minority shareholders of Freedom.

In October 1996, the PKS Board of Directors declared a special $.50 per share dividend payable to Class D shareholders on January 4, 1997 to shareholders of record on January 3, 1997. In January 1997, Class C shareholders converted
1.7 million shares, with a redemption value of $71 million, into Class D
Stock.

In October 1996, the PKS Board of Directors directed management to pursue a listing of PKS Class D Stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D Stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D Stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D Stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in affect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D Stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

Class C shareholders are currently able to convert their shares into Class D Stock pursuant to PKS' Certificate of Incorporation. If such a listing occurs, Class C shareholders will continue to be able to convert their shares into Class D Stock. However, PKS will not be obligated to repurchase Class D Stock from Class D shareholders.


In 1995, a Group and CalEnergy venture ("Casecnan") closed financing for the construction of a $495 million combined irrigation and 150 MW hydroelectric power generation facility located on the island of Luzon in the Philippines. The Group and CalEnergy have each made $62 million of equity contributions to the project.

The Casecnan project is being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. ("HECC"), (together, "Contractor"), both of which are South Korean corporations. Hanbo Corporation and HECC are under common ownership. The contractors' obligations under the construction contract are guaranteed by Hanbo Iron
& Steel Company, Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the Contractor's obligations are secured by an unconditional, irrevocable standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118 million. Hanbo Corporation, HECC and Hanbo Steel have each filed to seek bankruptcy protection in Korea and KFB's credit rating has been downgraded because of the substantial loans it has made to Hanbo Steel.

Casecnan has recently received confirmation from HECC that it intends to fully perform its obligations under the contract. However, although HECC is currently performing the work, there can be no assumptions that it will remain able to perform fully its obligations under the contract.

KFB has recently reconfirmed to Casecnan that it will honor its obligations under the letter of credit.

Casecnan is presently reviewing its rights, obligations and potential remedies in respect of the recent developments regarding the Contractor and KFB and is presently unable to speculate as to the ultimate effect of such developments on the Casecnan project.

If Contractor were to materially fail to perform its obligations under the contract and if KFB were to fail to honor its obligations under the Casecnan letter of credit, such actions could have a material adverse effect on the Casecnan project. However, based on information available, the Group does not currently believe its investment is impaired.


                                                               EXHIBIT 99.B

                                  KIEWIT DIVERSIFIED GROUP

                                Index to Financial Statements
                            and Financial Statement Schedule and
                            Management's Discussion and Analysis
                       of Financial Condition and Results of Operations




Report of Independent Accountants

Financial Statements as of December 28, 1996 and
 December 30, 1995 and for the three years ended
 December 28, 1996:

 Statements of Earnings
 Balance Sheets
 Statements of Cash Flows
 Statements of Changes in Stockholders' Equity
 Notes to Financial Statements

Financial Statement Schedule for the three years ended December 28, 1996:

 II - Valuation and Qualifying Accounts and Reserves


Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS







The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedule of Kiewit Diversified Group, a business group of Peter Kiewit Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Diversified Group as of December 28, 1996 and December 30, 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles. In addition, in our opinion the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information required to be included therein.



COOPERS & LYBRAND L.L.P.




Omaha, Nebraska
March 14, 1997 except for Note 20,
as to which the date is March 21, 1997.



                          KIEWIT DIVERSIFIED GROUP

                           Statements of Earnings
                  For the three years ended December 28, 1996


(dollars in millions, except per share data)    1996     1995      1994

Revenue                                        $  652   $  580    $  537
Cost of Revenue                                  (384)    (345)     (327)
                                               ------   ------    ------
                                                  268      235       210

General and Administrative Expenses              (180)    (191)     (129)
                                               ------   ------    ------

Operating Earnings                                 88       44        81

Other Income (Expense):
 Equity earnings, net                               4        5         1
 Investment income, net                            59       53        24
 Interest expense, net                            (33)     (23)      (36)
 Gain on subsidiary's stock transactions, net       -        3        54
 Other, net                                         7      130         -
                                              -------   ------    ------
                                                   37      168        43

Equity Loss in MFS                                  -     (131)     (102)
                                              -------   ------    ------
Earnings Before Income Taxes and
  Minority Interest                               125       81        22

Income Tax (Provision) Benefit                    (12)      71        10

Minority Interest in Net (Income)
  Loss of Subsidiaries                              -      (12)        1
                                              -------   ------    ------

Net Earnings                                  $   113   $  140    $   33
                                              =======   ======    ======

Net Earnings Per Common and
  Common Equivalent Share                     $  4.85   $ 6.45    $ 1.63
                                              =======   ======    ======

See accompanying notes to financial statements.


                            KIEWIT DIVERSIFIED GROUP

                                Balance Sheets
                     December 28, 1996 and December 30, 1995


(dollars in millions)                                1996          1995

Assets

Current Assets:
 Cash and cash equivalents                          $   147       $   363
 Marketable securities                                  372           443
 Restricted securities                                   25            30
 Receivables, less allowance of $3 and $2                76            81
 Other                                                   28            39
                                                    -------       -------
Total Current Assets                                    648           956


Property, Plant and Equipment, at cost:
 Land                                                    18            17
 Buildings and leasehold improvements                   159           152
 Equipment                                              810           717
                                                   --------       -------
                                                        987           886
 Less accumulated depreciation and amortization        (345)         (289)
                                                   --------       -------

Net Property, Plant and Equipment                       642           597

Investments                                             806           470

Intangible Assets, net                                  353           371

Other Assets                                             74            94
                                                  ---------       -------
                                                  $   2,523       $ 2,488
                                                  =========       =======

See accompanying notes to financial statements.


                       KIEWIT DIVERSIFIED GROUP

                           Balance Sheets
                 December 28, 1996 and December 30, 1995
                             (continued)

(dollars in millions)                               1996            1995

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable                                 $    79          $    70
 Current portion of long-term debt:
  Telecommunications                                   55               36
  Other                                                 2                4
 Accrued costs and billings in excess of
  revenue on uncompleted contracts                     12               10
 Accrued reclamation and other mining costs            19               18
 Other                                                 82               77
                                                  -------          -------
Total Current Liabilities                             249              215

Long-Term Debt, less current portion:
 Telecommunications                                   207              264
 Other                                                113               97

Deferred Income Taxes                                 165              235

Retirement Benefits                                    48               54

Accrued Reclamation Costs                              98               99

Other Liabilities                                     168              170

Minority Interest                                     218              214

Stockholders' Equity (Redeemable Common Stock,
 $1,269 million aggregate redemption value):
  23,180,243 shares outstanding in 1996 and
  23,024,974 shares outstanding in 1995
 Common equity                                      1,235            1,125
 Foreign currency adjustment                           (2)              (1)
 Net unrealized holding gain                           24               16
                                                  -------          -------
Total Stockholders' Equity                          1,257            1,140
                                                  -------          -------
                                                  $ 2,523          $ 2,488
                                                  =======          =======

See accompanying notes to financial statements.


                         KIEWIT DIVERSIFIED GROUP

                         Statements of Cash Flows
                 For the three years ended December 28, 1996

(dollars in millions)                           1996    1995      1994

Cash flows from continuing operations:
 Net earnings                                  $   113 $  140    $   33
 Adjustments to reconcile net earnings to net
  cash  provided by continuing operations:
  Depreciation, depletion and amortization         132     96       165
  (Gain) loss on sale of property, plant and
   equipment, and other investments                 (3)    (7)       16
  Gain on subsidiary's stock transactions, net       -     (3)      (54)
  Equity (earnings) loss, net                       (4)   119        (7)
  Non-cash interest expense                          -      -        40
  Minority interest in subsidiaries                  -     12       (50)
  Retirement benefits paid                          (6)    (2)       (6)
  Deferred income taxes                            (62)  (147)      (37)
  Change in working capital items:
   Receivables                                      (1)    11       (28)
   Other current assets                              6      -       (48)
   Payables                                          9     (3)       23
   Other liabilities                                13     69        (2)
  Other                                              4     (4)       24
                                                 -----   ----     -----
Net cash provided by continuing operations         201    281        69

Cash flows from investing activities:
 Proceeds from sales and maturities of
   marketable securities                           378    383     1,568
 Purchases of marketable securities               (311)  (440)   (1,401)
 Decrease (increase) in restricted securities        6     19       (39)
 Acquisitions, excluding cash acquired            (296)  (229)     (207)
 Proceeds from sale of cellular properties           -      -       182
 Proceeds from sale of property, plant
  and equipment, and other investments               7     14         7
 Capital expenditures                             (117)  (118)     (485)
 Investments in affiliates                         (53)   (29)      (33)
 Acquisition of minority interest                    -      -        (6)
 Other                                              (8)    (2)      (14)
                                                 -----   ----     -----
Net cash used in investing activities            $(394) $(402)    $(428)


See accompanying notes to financial statements.


                            KIEWIT DIVERSIFIED GROUP

                            Statements of Cash Flows
                    For the three years ended December 28, 1996
                                   (continued)

(dollars in millions)                            1996      1995     1994

Cash flows from financing activities:
 Long-term debt borrowings                      $   38    $    49   $   691
 Payments on long-term debt,
   including current portion                       (60)       (49)     (305)
 Issuances of common stock                           -          2         1
 Issuances of subsidiaries' stock                    1          -        70
 Repurchases of common stock                       (11)        (3)      (20)
 Dividends paid                                    (11)         -         -
 Exchange of Class C Stock for
   Class D Stock, net                               20        155        42
 Other                                               -          -        (1)
                                                ------    -------    ------
Net cash (used in) provided by
  financing activities                             (23)       154       478

Proceeds from sales of discontinued
   packaging operations                              -         29         5

Cash and cash equivalents of MFS at
   beginning of year                                 -        (22)        -

Effect of exchange rates on cash                     -          2         -
                                                 -----     ------     -----
Net change in cash and cash equivalents           (216)        42       124

Cash and cash equivalents at beginning of year     363        321       197
                                                 -----     ------     -----
Cash and cash equivalents at end of year         $ 147     $  363     $ 321
                                                 =====     ======     =====

Supplemental disclosure of cash flow information:
  Taxes                                          $  55     $  132     $  66
  Interest                                          38         33        39

Noncash investing and financing activities:
 Conversion of CalEnergy convertible debentures
     to common stock                             $  66     $    -     $   -
 Dividend of investment in MFS                       -        399         -
 Issuance of C-TEC redeemable preferred stock
  for acquisition                                    -         39         -
 Issuances of MFS stock for acquisitions             -          -        71
 MFS stock transactions to settle
   contingent purchase price adjustment              -          -        25


See accompanying notes to financial statements.

                        KIEWIT DIVERSIFIED GROUP

              Statements of Changes in Stockholders' Equity
              For the three years ended December 28, 1996

(dollars in millions, except per share data)       1996      1995      1994

Common equity:
 Balance at beginning of year                     $ 1,125   $  1,238  $  1,182
 Issuances of stock                                     -          5         1
 Repurchases of stock                                 (11)        (3)      (20)
 Exchange of Class C Stock for Class D Stock, net      20        155        42
 Net earnings                                         113        140        33
 Dividend of investment in MFS                          -       (399)        -
 Dividends (per share: $.50 in 1996 and 1995(a))      (12)       (11)        -
                                                  -------   --------   -------
    Balance at end of year                          1,235      1,125     1,238

Other equity adjustments:
 Balance at beginning of year                          15         (7)        9
 Foreign currency adjustment                           (1)        (1)        -
 Net unrealized holding gain (loss)                     8         23       (16)
                                                  -------   --------    ------
  Balance at end of year                               22         15        (7)
                                                  -------   --------    ------
Total stockholders' equity                        $ 1,257   $  1,140   $ 1,231
                                                  =======   ========   =======

(a) Dividend declared in 1996 and 1995 but paid in January of the subsequent year.

See accompanying notes to financial statements.


                            KIEWIT DIVERSIFIED GROUP

                          Notes to Financial Statements

(1) Basis of Presentation

 The Class C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction and materials business
("Construction & Mining Group") and its other businesses ("Diversified
Group").

 The financial statements of the Diversified Group include the financial position, results of operations and cash flows for PKS' businesses other than its Construction & Mining Group businesses, held by a wholly-owned subsidiary, Kiewit Diversified Group Inc. ("KDG") and certain PKS corporate assets and liabilities and related transactions. These financial statements have been prepared using the historical amounts included in the PKS consolidated financial statements.

 Although the financial statements of PKS' Diversified Group and Construction & Mining Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class D Stock and Class C Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements.

(2)     Summary of Significant Accounting Policies

Principles of Group Presentation

These financial statements include the accounts of the Diversified Group ("the Group"). The Group's and Construction & Mining Group's financial statements, taken together, comprise all of the accounts included in the PKS consolidated financial statements. The Group's enterprises include coal mining, energy generation and distribution, telecommunications, and information services businesses and California Private Transportation Company, L.P. ("CPTC"), the owner operator of the SR91 toll road in southern California. The Group's only reportable segments are coal mining, energy generation and distribution, and telecommunications.

The Group consolidates C-TEC Corporation ("C-TEC") because it controls more than 50% of the voting rights. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. Investments in other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method. In addition, the Group accounts for its investments in international energy projects using the equity method. All significant intercompany accounts and transactions, except those directly between the Group and the Construction & Mining Group, have been eliminated.

The results of operations of MFS Communications Company, Inc. ("MFS"), which later merged into WorldCom Inc., have been classified as a single line item on the statements of earnings and consolidated in the 1994 statement of cash flows (See Note 3).

The Group invests in the portfolios of the Kiewit Mutual Fund, ("KMF"), a registered investment company. KMF is not consolidated in the Group's financial statements.

Coal Sales Contracts

The Group's coal is sold primarily under long-term contracts with electric utilities, which burn coal in order to generate steam to produce electricity. A substantial portion of the Group's coal sales were made under long-term contracts during 1996, 1995 and 1994. The remainder of the Group's sales are made on the spot market where prices are substantially lower than those in the long-term contracts. As the long-term contracts expire, a higher proportion of the Group's sales will occur on the spot market.

The coal industry is highly competitive. The Group competes not only with other domestic and foreign coal suppliers, some of whom are larger and have greater capital resources than the Group, but also with alternative methods of generating electricity and alternative energy sources. Many of the Group's competitors are served by two railroads and, due to the competition, often benefit from lower transportation costs than the Group, which is served by a single railroad. Additionally, many competitors have lower stripping ratios than the Group, often resulting in lower comparative costs of production.

 The Group is also required to comply with various federal, state and local laws concerning protection of the environment. The Group believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors are similarly affected by such laws.

 The Group and its mining ventures have entered into various agreements with its customers which stipulate delivery and payment terms for the sale of coal. Prior to 1993, one of the primary customers deferred receipt of certain commitments by purchasing undivided fractional interests in coal reserves of the Group and the mining ventures. Under these arrangements, revenue was recognized when cash was received. The agreements with this customer were renegotiated in 1992. In accordance with the renegotiated agreements, there were no sales of interests in coal reserves subsequent to January 1, 1993. The Group has the obligation to deliver the coal reserves to the customer in the future if the customer exercises its option. If the option is exercised, the Group presently intends to deliver coal from unaffiliated mines. In the opinion of management, the Group has sufficient coal reserves to cover the above sales commitments.

The Group's coal sales contracts are with several electric utility and industrial companies. In the event that these customers do not fulfill contractual responsibilities, the Group would pursue the available legal remedies.

Telecommunications Revenues

C-TEC's most significant operating groups are its local telephone service and cable system operations. C-TEC's telephone network access revenues are derived from net access charges, toll rates and settlement arrangements for traffic that originates or terminates within C-TEC's local telephone company. Revenues from telephone services and basic and premium cable programming services are recorded in the month service is provided.

The telecommunications industry is subject to local, state and federal regulation. Consequently, the ability of the telephone and cable groups to generate increased volume and profits is largely dependent upon regulatory approval to expand customer bases, increase prices and limit expenses.

 Competition for the cable group's services traditionally has come from broadcast television, video rentals and direct broadcast satellite received on home dishes. Future competition is expected from telephone companies.

Concentration of credit risk with respect to accounts receivable is limited due to the dispersion of customer base among geographic areas and remedies provided by the terms of contracts and statutes.

Energy Generation and Distribution

 The Group engages in the development, generation, distribution and supply of electricity to customers throughout the world. The international power markets are characterized by numerous strong and capable competitors, many of which have more extensive and more diversified developmental or operating experience and greater financial resources than the Group.

 The successful development, construction and operation of international power projects is contingent upon, among other things, negotiation on terms satisfactory to the Group of financing, engineering, construction, fuel supply and power sales contracts with other project participants, receipt of governmental permits and consents and timely implementation of construction. The future growth of the Group is dependent, in large part, upon the demand for additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity.
There can be no assurance that developmental efforts on any particular project will be successful.

 The financing and development of international projects entail significant political and financial risks against which the Group may not be able to insure. The uncertainty of the legal environment in certain foreign countries could make it more difficult for the Group to enforce its rights under agreements relating to the projects. The Group's international projects may, in certain cases, be terminated by the applicable foreign governments.

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization for the majority of the Group's property, plant and equipment are computed on accelerated and straight-line methods. Depletion of mineral properties is provided primarily on an units-of-extraction basis determined in relation to estimated reserves.

In accordance with industry practice, certain telephone plant owned by C-TEC valued at $238 million is depreciated based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. When property is retired, the original cost, plus cost of removal, less salvage, is charged to accumulated depreciation.

Intangible Assets

Intangible assets primarily consist of amounts allocated upon purchase of existing operations, franchises and subscriber lists. These assets are amortized on a straight-line basis over the expected period of benefit, which does not exceed 40 years.

The Group adopted statement of financial accounting standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", in 1996. The Group reviews the carrying amount of intangible assets for impairment whenever events or
changes in circumstances   indicate   that   the  carrying  amount   may
not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset. No impairment losses have been recognized by the Group pursuant to SFAS 121.

Pension Plans

The Group maintains defined benefit plans primarily for packaging employees who retired prior to the disposition of the packaging operations. Benefits paid under the plans are based on years of service for hourly employees and years of service and rates of pay for salaried employees.

Through December 31, 1996, substantially all of C-TEC's employees are included in a trusteed noncontributory defined benefit plan. Upon retirement, employees are provided a monthly pension based on length of service and compensation.

The plans are funded in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

Reserves for Reclamation

The Group follows the policy of providing an accrual for reclamation of mined properties, based on the estimated cost of restoration of such properties, in compliance with laws governing strip mining. It is at least reasonably possible that the estimated cost of restoration will be revised in the near term.

Foreign Currencies

The local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.

Subsidiary Stock Sales and Issuances

The Group recognizes gains and losses from the sale and issuance of stock by its subsidiaries.

Earnings Per Share

Primary earnings per share of Class D Stock have been computed using the weighted average number of shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents. The number of shares used in computing primary earnings per share were 23,263,688, 21,718,792 and 20,438,806 in 1996, 1995 and
1994. Fully diluted earnings per share have not been presented because it is not significantly different from primary earnings per share.

Income Taxes

Deferred income taxes are provided on the temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

Fiscal Year

The Group's fiscal year ends on the last Saturday in December. There were 52 weeks in fiscal years 1996 and 1995 and 53 weeks in the 1994 fiscal year.

C-TEC has a calendar fiscal year.

(3) MFS Spin-off

 In September 1995, the PKS Board of Directors approved a plan to make a tax-free distribution of its entire ownership interest in MFS to the Class D stockholders (the "Spin-off") effective on September 30, 1995.

PKS completed an exchange offer prior to the Spin-off whereby 4,000,000 shares of Class C Stock, were exchanged for 1,666,384 shares of Class D Stock on terms similar to those under which Class C Stock can be converted into Class D Stock during the annual conversion period provided for in PKS' Certificate of Incorporation. The conversion ratio used in the exchange was calculated using final 1994 stock prices adjusted for 1995 dividends.

 After the exchange offer discussed above, shares were distributed on the basis of approximately 1.741 shares of MFS Common Stock and approximately
 .651 shares of MFS Preferred Stock for each share of outstanding Class D
Stock.

 The net investment in MFS distributed on September 30, 1995 was approximately $399 million.

 Operating results of MFS through September 30, 1995 and for fiscal 1994 are summarized as follows:

(dollars in millions)                                1995          1994

Revenue                                             $ 412         $  287
Loss from operations                                 (176)          (136)
Net loss                                             (196)          (151)
Group's share of loss in MFS                         (131)          (102)

 Included in the income tax benefit on the statement of earnings for the year ended December 30, 1995, is $93 million of tax benefits from the reversal of certain deferred tax liabilities recognized on gains from previous MFS stock transactions that were not taxed due to the Spin-off.

   (4) Corporate Activities

Financial Structure

PKS, in addition to specifically attributable items, has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations of the Group or the Construction & Mining Group. The items attributable to the Group and the Group's 50% portion of PKS are as follows:

(dollars in millions)                               1996          1995

Marketable securities                              $   5         $  10
Property, plant and equipment, net                     5             5
Other assets                                           1             1
                                                   -----         -----
  Total Assets                                     $  11         $  16
                                                   =====         =====

Accounts payable                                   $  17         $  21
Long-term debt, including current portion              1             3
                                                   -----         -----
   Total Liabilities                               $  18         $  24
                                                   =====         =====

                                         1996       1995        1994

Net investment income                    $  -       $   -       $   7
Other income (expense)                      1           -          (4)


Corporate General and Administrative Costs

A portion of PKS' corporate general and administrative costs has been allocated to the Group based upon certain measures of business activity, such as employment, investments and sales, which management believes to be reasonable. These allocations were $6 million, $5 million and $8 million in 1996, 1995 and 1994. Due to a realignment of the corporate overhead departments at the beginning of 1995, a portion of the administrative functions and personnel previously allocated to the Group is now located at the Group.

Income Taxes

 All domestic members of the PKS affiliated group are included in the consolidated U.S. income tax return filed by PKS as allowed by the Internal Revenue Code. Accordingly, the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis.

The financial statement provision and actual cash tax payments have been reflected in the Group's and Construction & Mining Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Construction & Mining Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to the respective groups. The provision for estimated United States income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.


(5)     Acquisitions

 In 1996, CE Electric UK plc ("CE Electric") made an unsolicited $1.3 billion offer to acquire Northern Electric plc ("Northern"), a regional electricity distribution and supply company in the United Kingdom. CE Electric is owned 70% by CalEnergy and 30% by the Group. As of December
24, CE Electric had acquired a majority of Northern's shares.  At
December 28, 1996 the Group had invested $176 million in CE Electric.
The remaining funds necessary for CE Electric to complete the acquisition will be provided under a term loan and revolving credit facility.

CE Electric accounted for the transaction as a purchase and recorded goodwill of $397 million representing the purchase price in excess of the fair market value of the assets acquired. The goodwill is being amortized over a 40 year period.

 The following is summarized financial information of CE Electric as of December 31, 1996:

Financial Position (dollars in millions)                        1996

 Current assets                                                $  583
 Other assets                                                   1,772
                                                               ------
     Total assets                                               2,355

 Current liabilities                                              785
 Other liabilities                                                718
 Preferred stock                                                  153
 Minority interest                                                112
                                                               ------
     Total liabilities                                          1,768
                                                               ------
      Net assets                                               $  587
                                                               ======
      Equity in Net Assets                                     $  176
                                                               ======


 In March 1996, Kiewit Telecom Holding Inc. ("KTH"), a subsidiary of
Kiewit Diversified Group Inc., entered into an asset purchase agreement, along with other ancillary agreements, with Liberty Cable Company, Inc.
to purchase an 80% interest in Freedom New York, L.L.C. ("Freedom") for $27 million. Freedom provides subscription televisions services using microwave frequencies in New York City and selected areas of New Jersey. In conjunction with its decision to close discussions concerning the sale of the cable television unit and favorable regulatory conditions due to the Telecommunications Act of 1996, C-TEC purchased Freedom from KTH in
August 1996, essentially at KTH's cost. The purchase price was allocated on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. C-TEC is also liable for up to $15 million of additional purchase price if Freedom attains specified subscriber levels. The contingent consideration is not included in the original purchase price or the fair value adjustments and is accrued as it is earned.

 CE Electric and Freedom's 1995 and 1996 operating results prior to the acquisitions were not significant relative to the Group's results after giving effect to certain pro-forma adjustments related to the acquisitions, primarily increased amortization and interest expense.

(6)  Investments

 Investments consist of the following at December 28, 1996 and December
30, 1995:

(dollars in millions)                           1996              1995

 CalEnergy Company Inc.                         $ 292            $  218
 CE Electric UK, plc (Note 5)                     176                 -
 International energy projects                    149                96
 Equity securities (Note 8)                        75                59
 C-TEC investments:
    Megacable S.A. de C.V.                         74                77
    Other                                          12                10
 Other                                             28                10
                                                -----            ------
                                                $ 806            $  470
                                                =====            ======


In 1996, the Group exercised 1.5 million CalEnergy options at a price of $9 per share and 3.3 million CalEnergy options at a price of $12 per share. In addition, the Group converted its $66 million of 9.5% Convertible Subordinated Debentures into 3.6 million shares of CalEnergy common stock. At December 28, 1996, the Group owns 19.2 million shares or 30% of CalEnergy's outstanding common stock and has a cumulative investment in CalEnergy common stock of $292 million, $25 million in excess of the Group's proportionate share of CalEnergy's equity. The excess investment is being amortized over 20 years. Equity earnings, net of goodwill amortization, were $20 million, $10 million and $5 million in 1996, 1995 and 1994. The Group also recognized investment income from CalEnergy debt securities of $4 million, $6 million and $5 million in
1996, 1995 and 1994.    CalEnergy   common  stock  is  traded  on the
New York Stock  Exchange.    On December 28, 1996,  the  market  value  of
the  Group's  investment  in  CalEnergy  common stock was $644 million.

The Group has 1 million options to purchase additional CalEnergy stock at a price of $11.625 per share which expire in 2001.


 The following is summarized financial information of CalEnergy Company,
Inc.:

 Financial Position (dollars in millions)           1996         1995

 Current assets                                   $    945     $    418
 Other assets                                        4,768        2,236
                                                  --------      -------
   Total assets                                      5,713        2,654

 Current liabilities                                 1,232          162
 Other liabilities                                   3,301        1,948
 Minority interest                                     299            -
                                                  --------      -------
   Total liabilities                                 4,832        2,110
                                                  --------      -------
   Net assets                                     $    881      $   544
                                                  ========      =======

 Group's Share

 Equity in net assets                             $    267      $   116
 Goodwill                                               25           37
 Convertible debentures                                  -           65
                                                  --------      -------
   Investment in CalEnergy                        $    292      $   218
                                                  ========      =======


 Operations (dollars in millions)                1996      1995      1994

 Revenue                                       $   576    $   399   $  186
 Net income available to common stockholders        92         62       32

 Group's Share

 Net Income                                         22         13        7
 Goodwill Amortization                              (2)        (3)      (2)
                                                ------    -------    -----
 Equity in net income of CalEnergy              $   20    $    10    $   5
                                                ======    =======    =====

 In 1993, the Group and CalEnergy formed a venture to develop power projects outside of the United States. Since 1993, construction has begun on the Mahanagdong, Casecnan and Dieng power projects. The
Mahanagdong project is a 165 MW geothermal power facility located on the Philippine island of Leyte. The Casecnan project is a combined irrigation and 150 MW hydroelectric power generation facility located on the island of Luzon in the Philippines. Dieng Unit I is a 55
MW geothermal facility on the Indonesian island of Java. Up to three additional facilities at Dieng are in development. The venture also has conducted significant additional development drilling at the Patuha and Bali sites in Indonesia, and continues to pursue power project opportunities around the world. In 1996, the Group and CalEnergy agreed to extend the power project venture for another five years. KCG is currently constructing the Mahanagdong and Dieng facilities.

  Generally, costs associated with the development, financing and construction of the international energy projects have been capitalized by each of the projects and will be amortized over the life of each project.

 The following is summarized financial information for the international energy projects:

Financial Position
(dollars in millions)         Mahanagdong    Casecnan    Dieng   Other  Total

 1996
 Current Assets                $       1     $    441    $  15   $  10  $  467
 Other Assets                        239           51      118      36     444
                               ---------     --------    -----   -----   -----
   Total Assets                      240          492      133      46     911

 Current Liabilities                  15            9       24      11      59
 Other Liabilities                   153          372       35       -     560
                               ---------     --------    -----   -----   -----
   Total Liabilities
    (with recourse  only to
       the projects)                 168          381       59      11     619
                               ---------     --------    -----   -----    ----

   Net Assets                  $      72     $    111    $  74   $  35    $292
                               =========     ========    =====   =====    ====

 Group's Share
   Equity in Net Assets        $      36     $     55    $  36   $  17    $144
   Loan to Project                     -            -        5       -       5
                               ---------     --------    -----   -----    ----
                               $      36     $     55    $  41   $  17    $149
                               =========     ========    =====   =====    ====

  Financial Position
 (dollars in millions)        Mahanagdong     Casecnan    Dieng   Other  Total

 1995
 Current Assets                 $      -      $    493    $   3   $   1  $ 497
 Other Assets                        148             8       18       3    177
                                --------      --------    -----   -----  -----
   Total Assets                      148           501       21       4    674

 Current Liabilities                  15             7        6       1     29
 Other Liabilities                    79           371        -       -    450
                                --------      --------    -----   -----  -----
   Total Liabilities
    (with recourse only
     to the projects)                 94           378        6       1    479
                                --------      --------    -----   -----  -----

   Net Assets                   $     54      $    123    $  15   $   3  $ 195
                                ========      ========    =====   =====  =====

 Group's Share
   Equity in Net Assets         $     27      $     61    $   7   $   1  $  96
                                ========      ========    =====   =====  =====


 In late 1995, the Casecnan joint venture closed financing for the construction of the project with bonds issued by the project company. The difference between the interest expense on the debt and the interest earned on the unused funds prior to payment of construction costs resulted in a loss to the venture of $12 million in 1996. The Group's share of this loss was $6 million. No income or losses were incurred by the international projects in 1994 or 1995.

 The Casecnan project is being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. ("HECC"),(together, "Contractor") both of which are South Korean corporations. Hanbo Corporation and HECC are under common ownership. The contractors' obligations under the construction contract are guaranteed by Hanbo Iron & Steel Company, Ltd. ("Hanbo Steel"), a large South
Korean steel company. In addition, the contractor's obligations are secured by an unconditional, irrevocable standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118 million.
Hanbo Corporation, HECC and Hanbo Steel have each filed to seek bankruptcy protection in Korea and KFB's credit rating has been downgraded because of the substantial loans it has made to Hanbo Steel.

Casecnan has recently received confirmation from HECC that it intends to fully perform its obligations under the contract. However, although HECC is currently performing the work, there can be no assumption that it will remain able to perform fully its obligations under the contract.

KFB has recently reconfirmed to Casecnan that it will honor its obligations under the letter of credit.

Casecnan is presently reviewing its rights, obligations and potential remedies in respect of the recent developments regarding the Contractor and KFB and is presently unable to speculate as to the ultimate effect of such development on the Casecnan project.

If Contractor were to materially fail to perform its obligations under the contract and if KFB were to fail to honor its obligations under the Casecnan letter of credit, such actions could have a material adverse effect on the Casecnan project. However, based on information available the Group does not currently believe its investment is impaired.

 Investments also include C-TEC's 40% ownership of Megacable S.A. de C.V., Mexico's second largest cable operator, accounted for using the equity method.

(7) Gain on Subsidiary's Stock Transactions, net

In 1994, the Group settled a contingent purchase price adjustment
resulting from MFS' 1990      purchase of Chicago Fiber Optic
Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation.

 The above transaction, along with the stock issuances by MFS for acquisitions and employee stock options, reduced the Group's ownership in MFS prior to the Spin-off in 1995 to 66% and to 67% at the end of 1994. As a result, the Group recognized gains of $3 million and $54 million in 1995 and 1994 representing the increase in the Group's proportionate share of MFS' equity. Deferred income taxes had been established on these gains prior to the Spin-off.

(8) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to determine classification and fair values of financial instruments:

 Cash and Cash Equivalents

Cash equivalents generally consist of funds invested in the Kiewit Mutual Fund-Money Market Portfolio and highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

  Marketable Securities, Restricted Securities and Non-current Investments

The Group has classified all marketable securities, restricted securities and marketable non-current investments not accounted for under the equity method as available-for-sale. Restricted securities primarily include investments in various portfolios of the Kiewit Mutual Fund that are restricted by agreement to fund equity contributions to international energy projects and certain reclamation liabilities of its coal mining ventures. The amortized cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Net unrealized holding gains and losses are reported as a separate component of stockholders' equity, net of tax.

At December 28, 1996 and December 30, 1995 the amortized cost, unrealized holding gains and losses, and estimated fair values of marketable securities, restricted securities and marketable non-current investments were as follows:

                                          Unrealized   Unrealized
                                Amortized  Holding     Holding      Fair
(dollars in millions)              Cost    Gains       Losses       Value

1996:
Kiewit Mutual Fund:
  Short-term government          $    100  $    -      $    -       $  100
  Intermediate term bond               65       2           -           67
  Tax exempt                          126       2           -          128
  Equity                                5       2           -            7
Corporate debt securities
   (held by C-TEC)                     47       -           -           47
Collateralized mortgage obligations     -       1           -            1
Other securities                       20       2           -           22
                                 --------  ------       -----       ------
                                 $    363  $    9       $   -       $  372
                                 ========  ======       =====       ======

Restricted Securities:
  Kiewit Mutual Fund:
   Short-term government         $      8  $    -       $   -       $    8
   Intermediate term bond               8       -           -            8
   Equity                               7       2           -            9
                                 --------  ------       -----       ------
                                 $     23  $    2       $   -       $   25
                                 ========  ======       =====       ======
Non-current Investments:
  Equity securities              $     49  $   26       $   -       $   75
                                 ========  ======       =====       ======

1995:
Kiewit Mutual Fund:
  Short-term government         $      84 $     1       $   -       $   85
  Intermediate term bond               69       4           -           73
  Tax exempt                          130       4           -          134
  Equity                                4       1           -            5
U.S. debt securities                    2       -           -            2
Federal agency securities
  (held by C-TEC)                       8       -           -            8
Corporate debt securities
  (held by C-TEC)                     113       -           -          113
Collateralized mortgage
  obligations                           -       2           -            2
Other securities                       21       -           -           21
                                ---------  ------       -----       ------
                                $     431  $   12       $   -       $  443
                                =========  ======       =====       ======
Restricted Securities:
 Kiewit Mutual Fund:
   Short-term government        $      15  $    -       $   -       $   15
   Intermediate term bond               7       -           -            7
   Equity                               6       1           -            7
 Municipal debt securities              1       -           -            1
                                ---------  ------       -----       ------
                                $      29  $    1       $   -       $   30
                                =========  ======       =====       ======
Non-current investments:
  Equity securities             $      46  $   13       $   -       $   59
                                =========  ======       =====       ======


Other securities primarily includes bonds issued by the Casecnan project and purchased by the Group.

For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable and equity securities were $3 million and $- million in 1996, $1 million and $2 million in 1995, and $2 million and $16 million in 1994.

At December 28, 1996, the contractual maturities of the debt securities are as follows:

(dollars in millions)                        Amortized Cost     Fair Value

Corporate debt securities:
   1-5 years                                     $  47             $  47
                                                 =====             =====

Other securities:
   5-10 years                                    $  20             $  22
                                                 =====             =====


Maturities for the mutual fund, equity securities and collateralized mortgage obligations have not been presented as they do not have a single maturity date.

Long-term Debt

The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities. With the exception of C-TEC, the fair value of debt approximates the carrying amount. C-TEC's Senior Secured Notes and the Credit Agreement with National Bank for Cooperatives have an aggregate fair value of $251 million (See Note 10).

 (9) Intangible Assets

Intangible assets consist of the following at December 28, 1996 and December 30, 1995:

(dollars in millions)                               1996          1995
C-TEC:
     Goodwill                                       $  198       $  199
     Franchise and subscriber lists                    229          224
     Other                                              34           96
CPTC intangibles and other                              23           22
                                                    ------       ------
                                                       484          541
Less accumulated amortization                         (131)        (170)
                                                    ------      -------
                                                    $  353      $   371
                                                    ======      =======
(10)     Long-Term Debt

 At December 28, 1996 and December 30, 1995, long-term debt was as follows:

(dollars in millions)                                     1996        1995

Telecommunications:

C-TEC Long-term Debt (with recourse only  to C-TEC):
  Credit Agreement - National Bank for Cooperatives
   (7.51% due 2009)                                      $   110    $  119
  Senior Secured Notes
   (9.65% due 1999)                                          134       150

  Term Credit Agreement - Morgan Guaranty Trust Company
   (7% due 2002)                                              18        19

  Promissory Note - Twin County Acquisition                    -         4
  Revolving Credit Agreements and Other                        -         8
                                                          ------     -----
                                                             262        300
 Other:

 CPTC Long-term Debt (with recourse only to CPTC):
  Bank Note
   (7.7% due 2008)                                            65         51

  Institutional Note
   (9.45% due 2017)                                           35         35

  OCTA Debt
   (9.0% due 2006)                                             6          6

  Subordinated Debt
   (9.5% No Maturity)                                          2          -
                                                           -----      -----
                                                             108         92
 Other:
  9.6% to 11.1% Notes to former stockholders
    due 1999-2001                                              1          3
  Other                                                        6          6
                                                           -----      -----
                                                               7          9
                                                           -----      -----
                                                             377        401
      Less current portion                                   (57)       (40)
                                                           -----      -----
                                                           $ 320      $ 361
                                                           =====      =====

(10)  Long-Term Debt (cont.)

Telecommunications

In March 1994, C-TEC's telephone group entered into a $135 million Credit Agreement with the National Bank for Cooperatives. The funds were used to prepay outstanding borrowings with various agencies of the U.S. government. Substantially all the assets of C-TEC's telephone group are subject to liens under this Credit Agreement. In addition, the telephone group is restricted from paying dividends in excess of the prior year net income.

The Senior Secured notes are collateralized by pledges of the stock of C-TEC's cable group. The notes contain restrictive covenants which require, among other things, specific debt to cash flow ratios.

Mercom, a consolidated subsidiary of C-TEC, has pledged the common stock of its operating subsidiaries as collateral for the Term Credit Agreement ("Agreement") with Morgan Guaranty Trust Company ("Morgan"). In addition, a first lien on certain material assets of Mercom and its subsidiaries has been granted to Morgan. The Agreement contains a restrictive covenant which requires Mercom to maintain a specified debt to cash flow ratio.

In connection with the acquisition of Twin County Trans Video, Inc. in 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC, issued a $4 million 5% promissory note. The note was unsecured. In September 1996, the note was cancelled in settlement of certain purchase price adjustments.

C-TEC's cable group had Revolving Credit agreements which were collateralized by a pledge of the stock of the cable group subsidiaries which expired in December 1996.

Other

In August 1996, CPTC converted its construction financing note into a term note with a consortium of banks ("Bank Debt"). The interest rate on the Bank Debt is based on LIBOR plus a varying rate with interest payable quarterly. Upon completion of the toll road, CPTC entered into an interest rate swap arrangement with the same parties. The swap expires in January 2004 and has an underlying interest rate of 6.96%.

 The institutional note is with Connecticut General Life Insurance Company, a subsidiary of CIGNA Corporation. The note converted into a term loan upon completion of the toll road.

Substantially all the assets of CPTC and the partners' equity interest in CPTC secure the term debt.

Orange County Transportation Authority holds $6 million of subordinated debt which is due in varying amounts over 10 years. Interest accrues at 9% and is payable quarterly beginning in 2000.

The remaining subordinated debt was incurred in July 1996 to facilitate the completion of the project. The debt is payable to the partners and is generally subordinated to all other debt of CPTC. Interest on the subordinated debt compounds annually at 9.5% and is payable only as CPTC generates excess cash flows.

CPTC capitalized interest of $5 million, $7 million and $4 million in 1996, 1995 and 1994.

Scheduled maturities of long-term debt through 2001 are as follows (in millions): 1997 - $57; 1998 - $60; 1999 - $61; 2000 - $17 and $19 in
2001.

(11) Income Taxes

An analysis of the income tax (provision) benefit before minority interest for the three years ended December 28, 1996 follows:

(dollars in millions)                     1996     1995       1994

Current:
 U.S. federal                            $  (64)  $  (69)    $ (21)
 Foreign                                     (4)      (4)       (2)
 State                                       (6)      (3)       (4)
                                         ------   ------     -----
                                            (74)     (76)      (27)
Deferred:
 U.S. federal                                61      140        27
 Foreign                                      -        3         4
 State                                        1        4         6
                                         ------   ------     -----
                                             62      147        37
                                         ------   ------     -----
                                         $  (12)  $   71     $  10
                                         ======   ======     =====


The United States and foreign components of earnings for tax reporting purposes, before equity loss in MFS (recorded net of tax), minority interest and income taxes follows:

(dollars in millions)                      1996     1995     1994

United States                             $  129   $  211   $  123
Foreign                                       (4)       1        1
                                          ------   ------   ------
                                          $  125   $  212   $  124
                                          ======   ======   ======


A reconciliation of the actual income tax (provision) benefit and the tax computed by applying the U.S. federal rate (35%) to the earnings before equity loss in MFS (recorded net of tax), minority interest and income taxes for the three years ended December 28, 1996 follows:

(dollars in millions)                      1996     1995      1994

Computed tax at statutory rate            $  (44)  $  (74)   $  (43)
State income taxes                            (3)       -         -
Depletion                                      3        2         3
Dividend exclusion                             -        -         2
Goodwill amortization                         (4)      (3)       (2)
Tax exempt interest                            2        2         3
Prior year tax adjustments                    44       51        51
MFS deferred tax                               -       93         -
Taxes on foreign operations                   (4)       -         -
Other                                         (6)       -        (4)
                                          ------   ------    ------
                                          $  (12)  $   71    $   10
                                          ======   ======    ======


During the three years ended December 28, 1996, the Group settled a number of disputed issues related to prior years that have been included in prior year tax adjustments.

Possible taxes, beyond those provided on remittances of undistributed earnings of foreign subsidiaries, are not expected to be material.

The components of the net deferred tax liabilities for the years ended December 28, 1996 and December 30, 1995 were as follows:

(dollars in millions)                                1996        1995

Deferred tax liabilities:
 Investments in securities                          $   12      $   7
 Investments in joint ventures                          45         54
 Investments in subsidiaries                            14          9
 Asset bases - accumulated depreciation                225        254
 Coal sales                                             15         42
 Other                                                  16         14
                                                     -----      -----
Total deferred tax liabilities                         327        380

Deferred tax assets:
 Compensation - retirement benefits                     29         28
 Provision for estimated expenses                       26         22
 Net operating losses of subsidiaries                    6          5
 Foreign and general business tax credits               67         59
 Alternative minimum tax credits                        16         20
 Other                                                  19         20
 Valuation allowances                                   (6)        (4)
                                                     -----      -----
Total deferred tax assets                              157        150
                                                     -----      -----
Net deferred tax liabilities                         $ 170      $ 230
                                                     =====      =====

(12)  Employee Benefit Plans

The Group's defined benefit pension plans cover primarily packaging employees who retired prior to the disposition of the packaging operations. The income (expense) related to these plans was approximately $1 million, ($7) million and ($1) million in 1996, 1995 and 1994. The accrued pension liability associated with the plan is not significant at December 28, 1996 and December 30, 1995.

C-TEC maintains a separate defined benefit plan for substantially all of its employees. The prepaid pension cost and expense related to this plan is not significant at December 28, 1996 and December 30, 1995, and for the three years ended December 28, 1996.

Effective December 31, 1996, C-TEC will no longer accrue benefits under the defined benefit pension plan for employees other than those consisting primarily of the telephone group. The employees will become fully vested in their benefit accrued through that date. C-TEC recognized a curtailment gain of approximately $4 million which primarily resulted from the reduction of the projected benefit obligation.

The Group also had a long-term incentive plan, consisting of stock appreciation rights, for certain employees. This plan concluded in 1994. The expense related to this plan was $2 million in 1994.

(13) Postretirement Benefits

In addition to providing pension and other supplemental benefits, the Group provides certain health care and life insurance benefits primarily for packaging employees who retired prior to the disposition of certain packaging operations and C-TEC employees who retired prior to 1993. Employees become eligible for these benefits if they meet minimum age and service requirements or if they agree to contribute a portion of the cost. These benefits have not been funded.

In March 1995, the Group settled its liability with respect to certain postretirement life insurance benefits. The Group purchased insurance coverage from a third party insurance company for approximately $14 million to be paid over seven years. The settlement did not have a material impact on the Group's financial position, results of operations or cash flows.

The net periodic costs for health care benefits were less than $1 million in 1996 and 1995 and $1 million in 1994. In all years, the costs related primarily to interest on accumulated benefits.

The accrued postretirement benefit liability, primarily for packaging employees who retired prior to the disposition of the packaging operations, as of December 28, 1996 was as follows:

                                                                   Health
(dollars in millions)                                             Insurance

Retirees                                                           $   30
Fully eligible active plan participants                                 -
Other active plan participants                                          -
                                                                   ------
 Total accumulated postretirement benefit obligation                   30
Unrecognized prior service cost                                        17
Unrecognized net loss                                                  (5)
                                                                   ------
    Accrued postretirement benefit liability                       $   42
                                                                   ======

The unrecognized prior service cost resulted from certain modifications to the postretirement benefit plan for packaging employees which reduced the accumulated postretirement benefit obligation. The Group may make additional modifications in the future.

A 7.7% increase in the cost of covered health care benefits was assumed for fiscal 1997. This rate is assumed to gradually decline to 6.2% in the year 2020 and remain at that level thereafter. A 1% increase in the health care trend rate would increase the accumulated postretirement benefit obligation ("APBO") by less than $1 million at year-end 1996.
The weighted average discount rate used in determining the APBO was 7.5%.

(14) Stockholders' Equity

PKS is generally committed to purchase all Class D Stock in accordance with the Certificate of Incorporation. Issuances and repurchases of common shares, including conversions, for the three years ended December 28, 1996 were as follows:

                                                            Class
                                                           D  Stock

Shares issued in 1994                                      777,556
Shares repurchased in 1994                                 396,684
Shares issued in 1995                                    2,675,553
Shares repurchased in 1995                                  42,147
Shares issued in 1996                                      410,485
Shares repurchased in 1996                                 255,216

(15)     Class D Stock Plan

Under the 1995 Class D Stock Plan ("the Plan"), the Group may grant options, stock appreciation rights or other benefits of up to 1 million shares of Class D Common Stock ("Shares") during the ten year term of the plan. The Group may not grant more than 500,000 Shares in any two year period and may not grant any one participant more than 200,000 Shares. Stock options must have an exercise price that is not less than the fair market value of the Shares on the grant date and become exercisable at a rate of 20% per year over a five year period. Stock options expire if not exercised within ten years from the date of grant. Grants of 1995 options were conditioned upon approval of the Plan by PKS shareholders which was obtained in June 1996.

Transactions involving stock options granted under the Plan are summarized as follows:

                                              Option Price    Weighted Avg
                                    Shares       Per Share     Option Price
 Balance December 31, 1994               -        $       -         $    -

   Options Granted                 268,000            40.40          40.40
   Options Cancelled                     -                -              -
   Options Exercised                     -                -              -
                                   -------
 Balance December 30, 1995         268,000        $   40.40        $ 40.40
                                                  =========        =======

   Options Granted                 179,000        $   49.50        $ 49.50
   Options Cancelled                (3,000)           40.40          40.40
   Options Exercised                     -                -              -
                                   -------
 Balance December 28, 1996         444,000  $40.40 - $49.50       $  44.07
                                   =======  ===============       ========


 Options exercisable
   December 30, 1995                     -         $      -       $     -
   December 28, 1996                53,000            40.40         40.40


The weighted average remaining life for the 444,000 options outstanding on December 28, 1996 is 9.4 years.

The Group has elected to adopt only the required disclosure provisions and not the optional expense recognition provisions under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", that established a fair value method of accounting for stock options and other equity instruments. The compensation cost for 1995 and 1996 that would have been recognized in the statements of earnings if the fair value based method had been applied to the grants of options made in 1995 and 1996 is not material.

 (16) Industry and Geographic Data

The Group operates primarily in three reportable segments: coal mining, energy generation and distribution, and telecommunications. Other primarily includes the Group's information services business, CPTC, corporate overhead not attributable to a specific segment and marketable securities. MFS is included in the 1994 telecommunications identifiable assets, capital expenditures and depreciation and amortization balances.

Equity earnings is included due to the significant equity investments in the energy generation and distribution businesses.

In 1996, 1995 and 1994 Commonwealth Edison Company accounted for 23%, 23% and 22% of the Group's revenues.

    A summary of the Group's operations by industry and geographic region is as follows:

Industry Data                Coal             Telecom-
(dollars in millions)       Mining  Energy   munications  Other   Consolidated

 1996

 Revenue                    $  234  $    -    $    367     $  51    $    652
 Operating Earnings             94      (2)         31       (35)         88
 Equity Earnings, net            -      14          (1)       (9)          4
 Identifiable Assets           387     649       1,100       387       2,523
 Capital Expenditures            2       -          87        28         117
 Depreciation, Depletion
    &  Amortization             12       -         106        14         132



 1995

 Revenue                    $  216  $    -    $    325     $  39     $   580
 Operating Earnings             77      (2)         37       (68)         44
 Equity Earnings, net            -      10          (3)       (2)          5
 Identifiable Assets           368     356       1,143       621       2,488
 Capital Expenditures            4       -          72        42         118
 Depreciation, Depletion
    & Amortization               7       -          81         8          96



 1994

 Revenue                   $   225   $   -    $    291     $  21      $  537
 Operating Earnings             76       -          27       (22)         81
 Equity Earnings, net            -       5           -        (4)          1
 Identifiable Assets           407     219       2,575       348       3,549
 Capital Expenditures            3       -         426        56         485
 Depreciation, Depletion
   & Amortization               11       -         149         5         165



                              KIEWIT DIVERSIFIED GROUP

                           Notes to Financial Statements

(16) Industry and Geographic Data (cont.)

Geographical Data           Coal                Telecom-
(dollars in millions)      Mining   Energy    munications   Other  Consolidated
 1996

 Revenue
   United States          $  234    $   -       $   367     $  51     $   652
   Other                       -        -             -         -           -
                          -------   -----       -------     -----     -------
                          $  234    $   -       $   367     $  51     $   652
                          ======    =====       =======     =====     =======

 Operating Earnings
   United States          $   94    $  (3)      $    31     $ (35)    $    87
   Other                       -        1             -         -           1
                          ------    -----       -------      -----    -------
                          $   94    $  (2)      $    31      $ (35)   $    88
                          ======    =====       =======      =====    =======

 Identifiable Assets
   United States          $  387    $ 323       $ 1,100      $ 387    $ 2,197
   Other                       -      326             -          -        326
                          ------    -----       -------      -----    -------
                          $  387    $ 649       $ 1,100      $ 387    $ 2,523
                          ======    =====       =======      =====    =======


1995

 Revenue
   United States          $  216    $   -       $   325      $  39    $   580
   Other                       -        -             -          -          -
                          ------    -----       -------      -----    -------
                          $  216    $   -       $   325      $  39    $   580
                          ======    =====       =======      =====    =======

 Operating Earnings
   United States          $   77    $   -       $    37       $(68)   $    46
   Other                       -       (2)            -          -         (2)
                          ------    -----       -------       ----    -------
                          $   77    $  (2)      $    37       $(68)   $    44
                          ======    =====       =======       ====    =======

 Identifiable Assets
   United States          $  368    $ 260       $ 1,143       $621    $ 2,392
   Other                       -       96             -          -         96
                          ------    -----       -------       ----    -------
                          $  368    $ 356       $ 1,143       $621    $ 2,488
                          ======    =====       =======       ====    =======

                               KIEWIT DIVERSIFIED GROUP

                             Notes to Financial Statements

(16)       Industry and Geographic Data (cont.)

Geographical Data         Coal                Telecom-
(dollars in millions)    Mining    Energy    munications     Other  Consolidated

 1994

 Revenue
   United States        $   225    $    -     $   291        $  21    $   537
   Other                      -         -           -            -          -
                        -------    ------     -------        ------    ------
                        $   225    $    -     $   291        $  21     $  537
                        =======    ======     =======        =====     ======

  Operating Earnings
   United States        $    76    $    -     $    27        $ (22)    $   81
   Other                      -         -           -            -          -
                        -------    ------     -------        -----     ------
                        $    76    $    -     $    27        $ (22)    $   81
                        =======    ======     =======        =====     ======
 Identifiable Assets
   United States        $   407    $  219     $ 2,575        $ 348     $3,549
   Other                      -         -           -            -          -
                        -------    ------     -------        -----     ------
                        $   407    $  219     $ 2,575        $ 348     $3,549
                        =======    ======     =======        =====     ======


(17) Related Party Transaction

The Group receives certain mine management services from the Construction & Mining Group. The expense for these services was $37 million for 1996, $30 million for 1995 and $29 million for 1994, and is recorded in general and administrative expenses.

(18) Fair Value of Financial Instruments

         The estimated fair value of the Group's financial instruments is as follows:


(dollars in millions)
                                           1996                  1995
                                    Carrying   Fair       Carrying     Fair
                                      Amount   Value        Amount     Value

Cash and cash equivalents (Note 8)   $  147   $  147       $   363     $  363
 Marketable securities (Note 8)         372      372           443        443
 Restricted securities (Note 8)          25       25            30         30
 Investment in equity securities
  including CalEnergy Company
    (Notes 6 & 8)                       367      719           212        270
 CalEnergy convertible debentures         -        -            65         65
 Long-term debt (Notes 8 & 10)          377      384           401        417

(19) Other Matters

In October 1996, the PKS Board of Directors directed management to pursue a listing of PKS Class D Stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D Stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D Stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D Stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in affect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D Stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

 Class C shareholders are currently able to convert their shares to Class D Stock pursuant to PKS' Certificate of Incorporation. If such a listing occurs, Class C shareholders will continue to be able to convert their shares. However, PKS would not be obligated to repurchase Class D Stock from shareholders.

In 1994, several former shareholders of a subsidiary of MFS filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United States District Court for the Northern District of Illinois, Case No. 94C-1381. Plaintiffs allege that MFS fraudulently concealed information from them, causing them to sell their shares of the subsidiary to MFS at an inadequate price. The lawsuit was settled in July, 1996. KDG had previously agreed to indemnify MFS and the chief executive officer against any liabilities arising from this lawsuit. The settlement, net of reserves established, did not materially affect the Group's financial position, results of operations or cash flows.

In May 1995, the lawsuit titled Whitney Benefits, Inc. and Peter Kiewit Sons' Co. v. The United States was settled. In 1983, plaintiffs alleged that the enactment of the Surface Mining Control and Reclamation Act of 1977 had prevented the mining of their Wyoming coal deposit and constituted a government taking without just compensation. In settlement of all claims, plaintiffs agreed to deed the coal deposits to the government and the government agreed to pay plaintiffs $200 million, of which Peter Kiewit Sons' Co., a KDG subsidiary, received approximately $135 million in June 1995 and recorded it in other income on the statements of earnings.

 The Group is involved in various other lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

 In many pending proceedings, the Group is one of numerous defendants who may be "potentially responsible parties" liable for the cleanup of hazardous substances deposited in landfills or other sites. The Group has established reserves to cover its probable liabilities for environmental cases and believes that any additional liabilities will not materially affect the Group's financial position, future results of operations or future cash flows.

The Group leases various buildings and equipment under both operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancelable operating leases during the next 7 years aggregate $58 million.

 It is customary in the Group's industries to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. As of December 28, 1996, the Group had outstanding letters of credit of approximately $24 million.

(20) Subsequent Events

 In January 1997, approximately 1.7 million shares of Class C Stock, with a redemption value of $71 million, were converted into approximately
1.3 million shares of Class D Stock.

 In February 1997, the Group purchased an office building in Aurora, Colorado for $21 million. By investing in real estate, the Group is able to defer $40 million of the taxable gain recognized with respect to the Whitney Benefits settlement. The Group may make additional real estate investments in 1997 to defer the balance.

 Also in February 1997, C-TEC announced a plan to separate its operations along business lines into three separate, publicly traded companies:

  CTCo, containing the local telephone group and related engineering business;

  C-TEC Michigan, containing the cable television operations in Michigan;
   and

  RCN Corporation, which will consist of RCN Telecom Services; cable television operations in New York, New Jersey and Pennsylvania; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston and New York City.

The restructuring will permit investors and the financial market to better understand and evaluate C-TEC's various businesses. In addition, the restructuring will allow C-TEC to raise capital for the future expansion of the RCN business on the most efficient terms.

The plan is contingent upon receipt of a private letter ruling from the Internal Revenue Service regarding the tax-free nature of the spin-off, the receipt of other regulatory approvals, and certain other conditions. If the reorganization and spin-offs occur, KDG will own less than 50% of the outstanding shares and voting rights of each entity and will account for each entity using the equity method.

The following is financial information of the Group had C-TEC been accounted for utilizing the equity method as of December 28, 1996 and December 30, 1995 and for each of the three years ended December 28, 1996.

(dollars in millions)                                 1996           1995
Assets

Current Assets:
 Cash and cash equivalents                           $    71       $   314
 Marketable securities                                   325           323
 Restricted securities                                    25            30
 Receivables                                              34            34
 Other                                                     4            16
                                                      ------        ------
Total Current Assets                                     459           717

Net Property, Plant and Equipment                        174           167
Investments                                            1,075           744
Intangible Assets, net                                    23            22
Other Assets                                              49            56
                                                     -------        ------
                                                     $ 1,780        $1,706
                                                     =======        ======

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable                                    $    41       $    42
 Current portion of long-term debt                         2             4
 Accrued reclamation and other mining costs               19            18
 Other                                                    19            25
                                                     -------       -------
Total Current Liabilities                                 81            89

Long-term Debt, less current portion                     113            97
Deferred Income Taxes                                     64           124
Retirement Benefits                                       45            51
Accrued Reclamation Costs                                 98            99
Other Liabilities                                        118            98
Minority Interest                                          4             8

Stockholders' Equity                                   1,257         1,140
                                                    --------       -------
                                                    $  1,780       $ 1,706
                                                    ========       =======

                         KIEWIT DIVERSIFIED GROUP

                       Notes to Financial Statements

(20)     Subsequent Events (cont.)


(dollars in millions)                         1996         1995        1994

Revenue                                      $   285      $   255     $  246
Cost of Revenue                                 (134)        (133)      (132)
                                             -------       ------     ------
                                                 151          122        114

General and Administrative Expenses              (94)        (115)       (60)
                                             -------       ------     ------

Operating Earnings                                57            7         54

Other Income (Expense):
  Equity earnings, net                             -           17         (6)
  Investment income, net                          45           38         17
  Interest expense, net                           (5)          (1)        (3)
  Gain on subsidiary's stock transactions, net     -            3         54
  Other, net                                      12          125          4
                                            --------       ------     ------
                                                  52          182         66

Equity Loss in MFS                                 -         (131)      (102)
                                            --------       ------     ------

Earnings Before Income Taxes and
   Minority Interest                             109           58         18

Income Tax Benefit                                 2           82         15

Minority Interest in Net
  Loss of Subsidiaries                             2            -          -
                                           ---------       ------     ------

Net Earnings                               $     113       $  140     $   33
                                           =========       ======     ======


In March 1997, C-TEC paid the minoirty shareholders of Freedom $15 million for the contingent consideration outlined in the original purchase (Note 5) and $15 million to acquire the remaining minority interest. These amount will be allocated to goodwill and are expected to be amortized over a period of approximately 6 years. C-TEC also paid $10 million to terminate a marketing services agreement with the minority shareholders of Freedom. C-TEC will charge this amount to operations for the quarter ended March 31, 1997.


                                                              SCHEDULE  II
                             KIEWIT DIVERSIFIED GROUP
                   Valuation and Qualifying Accounts and Reserves


                                          Additions
                                Balance   Charged to  Amounts           Balance
                               Beginning  Costs and   Charged to        End of
(dollars in millions)          of Period   Expenses   Reserves   Other  Period

Year ended December 28, 1996

C-TEC's allowance for doubtful
  trade accounts                $   2       $   1      $   -     $   -   $   3

Reserves:
 Retirement benefits               54           -         (6)        -      48

Year ended December 30, 1995

C-TEC's allowance for doubtful
  trade accounts                $   2       $   -       $  -      $  -   $   2

Reserves:
 Retirement benefits               67           3         (2)      (14)(a)  54

Year ended December 31, 1994

C-TEC's allowance for doubtful
  trade accounts               $    2       $   1       $ (1)      $ -    $  2

Reserves:
 Retirement benefits               71           2         (6)        -      67

(a) The Group settled its liability with respect to certain postretirement life insurance benefits by purchasing insurance coverage from a third party insurance company.